Great Panther Silver Limited

NI43-101 REPORT ON THE GUANAJUATO MINE
COMPLEX MINERAL RESOURCE ESTIMATION
FOR THE GUANAJUATITO, CATA, LOS POZOS,
AND SANTA MARGARITA ZONES, AS OF
JANUARY 31ST, 2012

Location: Guanajuato, Guanajuato, Mexico

-Prepared for-

Great Panther Silver Limited
800 - 333 Seymour Street
Vancouver, B.C., Canada, V6B 5A6

Prepared By:
Robert F. Brown, P. Eng., Qualified Person & V.P. Exploration.

Date of Report: June 26, 2012

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

C O N T E N T S

1.0	SUMMARY			1-1

2.0	INTRODUCTION			2-1

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources		5-1
	5.4	Physiography		5-1

6.0	HISTORY			6-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Local and Property Geology		7-1
	7.3	Mineralization		7-3

8.0	DEPOSIT TYPE			8-1

9.0	EXPLORATION			9-1

10.0	DRILLING			10-1
	10.1	Sampling Methods and Approach		10-6
	10.2	Drill Core RQD and Core Recovery		10-7
	10.3	Density		10-7

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1

12.0	DATA VERIFICATION			12-1
	12.1	Assay QA/QC		12-1
	12.2	Database Validation		12-4

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1

14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Previous Estimates		14-2
	14.2	Database - General Description		14-3
	14.3	Assays		14-3
	14.4	Geological and Structural Models		14-5
	14.5	Assay Capping		14-7
	14.6	Composites		14-10
	14.7	Block Model and Grade Estimation Procedures		14-13
		14.7.1	Dimensions and Coding	14-13
		14.7.2	Geostatistics	14-14
		14.7.3	Grade Interpolation	14-14
	14.8	Block Model Validation		14-15
		14.8.1	Point Validation	14-16
		14.8.2	Visual Inspection	14-16

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

		14.8.3	Comparison with Production Records	14-16
		14.8.4	Comparison of Block and Sample Means	14-17
		14.8.5	Kriged Models	14-18
		14.8.6	Cut-Off Value	14-19
	14.9	Classification		14-19
	14.10	Mineral Resource Tabulations		14-20
15.0	MINERAL RESERVE ESTIMATES			15-1
16.0	MINING METHODS			16-1
	16.1	Cata Clavo Zones		16-1
	16.2	Los Pozos Zone		16-4
	16.3	Santa Margarita Zones		16-7
	16.4	Guanajuatito Zones		16-10
17.0	RECOVERY METHODS			17-1
18.0	PROJECT INFRASTRUCTURE			18-1
19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Market Studies		19-1
	19.2	Contracts		19-1
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Reclamation Closure		20-1
21.0	CAPITAL AND OPERATING COSTS			21-1
22.0	ECONOMIC ANALYSIS			22-1
23.0	ADJACENT PROPERTIES			23-1
24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
25.0	INTERPRETATION AND CONCLUSIONS			25-1
26.0	RECOMMENDATIONS			26-1
27.0	REFERENCES			27-1
28.0	DATE AND SIGNATURE PAGE			28-1
29.0	CERTIFICATE OF A QUALIFIED PERSON			29-1

T A B L E S

Table 1-1:	Mineral Resource Estimates - Great Panther Silver Limited - Guanajuato Project	1-2
Table 1-2:	Changes from Previous Estimate - Great Panther Silver Limited - Guanajuato Project	1-3
Table 4-1:	Claims that Comprise the GPR Holdings at the Guanajuato Mine Complex	4-2
Table 6-1:	Guanajuato Production Figures - Great Panther Silver Limited - Guanajuato Mine	6-2
Table 10-1:	Drilling Contractors, Guanajuato Mine Complex	10-5
Table 14-1:	Mineral Resources - Great Panther Silver Limited - Guanajuato Project	14-1
Table 14-2:	Previous Mineral Resource Estimate, 2011 - Great Panther Silver Limited - Guanajuato Project	14-2
Table 14-3:	Changes from Previous Estimate - Great Panther Silver Limited - Guanajuato Project	14-3
Table 14-4:	Drill Sample Statistics by Area - Great Panther Silver Limited - Guanajuato Project	14-4

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14-5:	U/G Sample Statistics by Area - Great Panther Silver Limited - Guanajuato Project	14-5
Table 14-6:	Zone Coding and Vein Orientation - Great Panther Silver Limited - Guanajuato Project	14-6
Table 14-7:	Drill Hole Assay Capping - Great Panther Silver Limited - Guanajuato Project	14-8
Table 14-8:	Underground Sample Assay Capping = Great Panther Silver Limited - Guanajuato Project	14-9
Table 14-9:	Drill Hole Composite Statistics - Great Panther Silver Limited - Guanajuato Project	14-11
Table 14-10:	U/G Sample Composite Statistics - Great Panther Silver Limited - Guanajuato Project	14-12
Table 14-11:	Block Model dimensions & Extent - Great Panther Limited - Guanajuato Project	14-13
Table 14-12:	Grade Interpolation Strategy - Great Panther Silver Limited - Guanajuato Project	14-15
Table 14-13:	Mined Resources in Model at 0 g/t AgEQ Cutoff - Great Panther Silver Limited - Guanajuato Project	14-17
Table 14-14:	Mined Resources in Model at 50g/t AgEQ Cutoff - Great Panther Limited Guanajuato Project	14-17
Table 14-15:	Actual Mined Based on Production Records - Great Panther Silver Limited Guanajuato Project	14-17
Table 14-16:	Comparison of Block and DH Composites - Great Panther Silver Limited - Guanajuato Project	14-18
Table 14-17:	Area-Specific Cut-off Values - Great Panther Silver Limited - Guanajuato Project	14-19
Table 14-18:	Measured Mineral Resources - Great Panther Silver Limited - Guanajuato Project	14-21
Table 14-19:	Indicated Mineral Resources - Great Panther Silver Limited - Guanajuato Project	14-23
Table 14-20:	Measured plus Indicated Mineral Resources - Great Panther Silver Limited Guanajuato Project	14-25
Table 14-21:	Inferred Mineral Resources - Great Panther Silver Limited - Guanajuato Project	14-27
Table 16-1:	Guanajuato Production Figures - Great Panther Silver Limited - Guanajuato Mine	16-1
Table 21-1:	2011 Cost Report for GMC	21-1
Table 21-2:	2011 Unit Costs by Mine Area for GMC	21-1

F I G U R E S

Figure 4-1:	Guanajuato Mine Complex Property	4-1
Figure 4-2:	Mineral Claims Map	4-3
Figure 7-1:	Local Area Geology for the Guanajuato Mine Complex - With Section Line of Figure 7-2 Shown	7-2
Figure 7-2:	Local area geology cross section showing approximate ore outlines of Randall's (1994) Lower Ore and the approximate ore outline of the Guanajuato mine projected onto the section line	7-3
Figure 7-3:	Property Geology - Guanajuatito - cross section 2800N with ramp access shown. View looking north-northwest, Elevation masl	7-5
Figure 7-4:	Property Geology - Cata Clavo - cross section 13.5N with ramp access shown. View looking northwest, Elevation masl	7-5
Figure 7-5:	Property Geology - Los Pozos - cross section 350N with ramp access shown. View looking north-northwest, Elevation masl	7-6
Figure 7-6:	Property Geology - Santa Margarita - cross section 350N with ramp access shown. View looking north-northwest, Elevation masl	7-6
Figure 10-1:	GMC Drill Hole Location Plan Map	10-2
Figure 10-2:	GMC Longitudinal Section of GMC Drill Holes	10-3
Figure 11-1:	Graph of Silver Assays Comparing ALS Chemex and SGS-GTO	11-2

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 11-2:	Graph of Silver Assays Comparing ALS Chemex and SGS-GTO	11-2
Figure 12-1:	Silver (Ag) assays of "Blank" material at SGS-GTO	12-1
Figure 12-2:	Gold (Au) assays of "Blank" material at SGS-GTO	12-2
Figure 12-3:	Silver (Ag) Assays of GPR Standard "GTS03" Material at SGS-GTO	12-2
Figure 12-4:	Gold (Au) Assays of GPR Standard "GTS03" Material at SGS-GTO	12-3
Figure 12-5:	Silver (Ag) Assays of GPR Standard "GTS04" Material at SGS-GTO	12-3
Figure 12-6:	Gold (Au) Assays of GPR Standard "GTS04" Material at SGS-GTO	12-3
Figure 14-1:	Comparison of Kriged and ID3 Models Cata Measured and Indicated Mineral Resource	14-18
Figure 16-1:	Section Map CA14 Cata with Wireframes and Block Model	16-3
Figure 16-2:	Plan Map Cata 490 Level with Wireframes and Development	16-4
Figure 16-3:	Section Map 350N Los Pozos with Wireframes and Block Model	16-6
Figure 16-4:	Plan Map Los Pozos 375 Level with Wireframes and Development	16-7
Figure 16-5:	Section Map 75S Santa Margarita with Wireframes and Block Model	16-9
Figure 16-6:	Plan Map Santa Margarita 435 Level with Wireframes and Development	16-10
Figure 16-7:	Section Map 2800N Guanajuatito with Wireframes and Block Model	16-11
Figure 16-8:	Plan Map Guanajuatito 270 Level with Wireframes and Development	16-12
Figure 17-1:	Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant	17-2

G L O S S A R Y

UNITS OF MEASURE

Centimetre	cm
Grams per tonne	g/t
Hectare	ha
Kilotonnes	kt
Kilometre	km
Metres above sea level	masl
Metre	m
Millimetres	mm
Million tonnes	Mt
Million	M
Ounce	oz
Parts per million	ppm
Tonne	t
Tonnes per cubic metre	t/m3

ABBREVIATIONS AND ACRONYMS

Atomic Absorption Spectography	AAS
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Gold Equivalent	AuEq

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Gold	Au
Great Panther Silver Limited	GPR
Guanajuato Mine Complex	GMC
Instituto Nacional de Estadistica y Geografia	INEGI
MFW Geoscience Inc.	MFW
Minera Mexicana El Rosario, S.A. de C.V.	MMR
Minera Villa Seca SA CV	MVS
National Instrument NI 43-101	NI 43-101
Qualified Person	QP
Quality Assurance/Quality Control	QA/QC
Silver Equivalent	AgEq
Silver	Ag
Specific Gravity	SG
Standard Deviation	Std Dev

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

1.0	SUMMARY

The purpose of this Technical Report is to support Great Panther Silver Limited's (GPR) public disclosure related to the Guanajuato Mine Complex (GMC) mineral resource estimate. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and as GPR is a producer issuer in accordance with TSX/BC securities regulations the mineral resource estimates for this deposit were completed by company personnel.

GPR is engaged in the exploration, development, and production of mineral properties, primarily silver. It is a silver producing company with operating silver mines in Mexico. In addition to the GMC, GPR owns and operates the Topia silver mine located in the state of Durango, Mexico.

The GMC is operating underground silver mine located within the city of Guanajuato, Mexico. The mine consists of a number of deposits along an approximately 4.2 kilometre strike length. The deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century. GPR purchased the property in 2005 and recommenced underground operations and milling the following year. GPR has carried out exploration and continues to explore the property. The GMC includes a 1,200 tonnes per day (tpd) capacity flotation mill which is currently operating three to four days per week at a rate of 800tpd for an average rate of approximately 550 tonnes per calendar day.

Currently, the major facilities associated with the GMC are:

  An operating underground mine producing approximately 480tpd from four separate zones using mechanized mining methods.

  A 1,200tpd capacity flotation concentrator which is operating at an average rate of approximately 550tpd.

  Extensive underground workings including shafts, levels, and ramps for access as well as internal shafts.

The mineral resources of this report comprised of the Guanajuatito, Los Pozos, Cata Clavo, and Santa Margarita deposits. Mineral resources and reserves have been previously reported for the GMC. This report presents the first disclosure of mineral resources for the Guanajuatito mine within the GMC and updates the previous resources due to depletion as a result of mining and resource definition resulting from successful exploration activities.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

An updated estimate of mineral resources has been completed for the Guanajuato Project. For the purpose of the estimate, the Guanajuato Project has been divided into four areas: Cata; Los Pozos; Santa Margarita (SM); and Guanajuatito (GTTO). A 3D block model was constructed for each area. The areas are further subdivided into of a number of lenses that are individually represented by wireframes. The wireframes serve to constrain the grade interpolations and control data selection. Gold (Au) and silver (Ag) grades have been interpolated into individual blocks using inverse distance weighting (cubed). Each block residing at least partly within one or more of the 28 wireframes has received a grade estimate, providing that there is sufficient data within the prescribed search envelopes. The effective date of the estimates is January 31, 2012. Table 1-1 provides a summary tabulation of the estimates.

Table 1-1:	Mineral Resource Estimates - Great Panther Silver Limited - Guanajuato Project

	Tonnage	Grade g/t			Contained koz
Area	kt	AgEq	Au	Ag	AgEq	Au	Ag
Cata	141.6	477	1.69	374	2,171	7.70	1,703
Pozos	84.3	265	0.94	207	717	2.56	562
Santa Margarita	41.0	445	6.89	27	587	9.07	35
Guanajuatito	8.9	191	0.84	140	55	0.24	40
Totals Measured	275.8	398	2.21	264	3,530	19.57	2,340
Cata	45.2	388	1.33	308	565	1.93	447
Pozos	51.8	196	0.63	158	327	1.06	262
Santa Margarita	118.6	301	4.35	37	1,150	16.59	141
Guanajuatito	16.9	143	0.57	108	78	0.31	59
Totals Indicated	232.6	283	2.66	122	2,119	19.89	910
Cata	186.8	455	1.60	358	2,736	9.63	2,150
Pozos	136.1	239	0.83	188	1,044	3.62	824
Santa Margarita	159.6	338	5.00	34	1,737	25.67	176
Guanajuatito	25.9	159	0.66	119	133	0.55	99
Totals Meas + Ind	508.5	346	2.41	199	5,649	39.46	3,250
Cata	3.7	524	1.55	430	62	0.18	51
Pozos	2.4	171	0.51	140	13	0.04	11
Santa Margarita	65.3	404	4.34	140	848	9.11	294
Guanajuatito	151.8	324	1.17	252	1,580	5.73	1,231
Totals Inferred	223.2	349	2.10	221	2,503	15.06	1,587

Notes:

1.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq
2.	Inferred cut-off grades are 145, 115, 150 and 180 g/t AgEq for Cata, Pozos, SM and GTTO.
3.	Gold-silver equivalence ratio for cut-off purposes was 60.8:1.
4.	Prices of US$1,150/oz Au and US$17.67/oz Ag were used in calculations

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

5.	A minimum true width of 1.5 m was used for estimates
6.	Bulk density is 2.65 t/m3
7.	Totals may not agree due to rounding.

Table 1-2:	Changes from Previous Estimate - Great Panther Silver Limited - Guanajuato
Project

	Tonnage	Grade g/t			Contained koz
Category	kt	AgEq	Au	Ag	AgEq	Au	Ag
Measured	47%	-2%	35%	-14%	42%	97%	26%
Indicated	10%	-33%	4%	-55%	-28%	15%	-50%
Measured + Indicated	27%	-17%	14%	-31%	3%	45%	-12%
Inferred	5%	-6%	-52%	108%	-7%	-50%	119%

Notes: Includes contribution from Guanajuatito, which was not included in previous estimate.

The mineral resource estimate in this report is a modest increase in estimates from the previous report (Rennie, 2010) whereby measured and indicated mineral resource tonnage in this report increases 27%, while silver equivalent ounces increases 3%. In the Inferred category tonnage increased 5%, and silver equivalent ounces decreased 7% (Table 1-2). This accounts for 16 months of mining between the two reports, translation of much of the Santa Margarita Inferred resource to measured and indicated, and the new Inferred mineral resources being defined at Guanajuatito.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

2.0	INTRODUCTION

This technical report is an update of the mineral resource estimates for the Guanajuatito, Cata, Santa Margarita and Los Pozos mineralised zones at the Guanajuato Mine Complex of Great Panther Silver Limited located in Guanajuato, Mexico.

In accordance with TSX regulations, GPR became a producing issuer as of mid-March 2011 and is therefore able to complete these mineral resource estimates in house. The mineral resource estimates for the Guanajuatito, Cata, Santa Margarita and Los Pozos mineralised zones were estimated using an appropriately qualified geologist. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

Great Panther Silver Limited is a Canadian based mining and exploration company active in Mexico. The company operates two mines, the Topia silver-gold-lead-zinc mine in west-central Durango State and the GMC silver-gold mine in Guanajuato State. Total 2011 metal production from GPR's two mines was 1,495,372oz Ag, 8,016oz Au, 941t Pb, and 1,314t Zn, from 216,181t production for 2,200,013oz AgEq at a cash cost of USD$10.84/oz Ag.

The Guanajuato Mine Complex is the subject of this report.

The Guanajuato Mine Complex (GMC) is located in Guanajuato State, Mexico, and comprises two operating shafts and three ramps in the second largest producing silver district in Mexico. Silver-bearing mineralization was first discovered in 1548, and over the past 400 years more than one billion ounces of silver has been mined in the Guanajuato district (GPR Corporate Presentation, 2011). GPR acquired the property in 2005 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR). The principal metals of interest are gold and silver. Mineralization occurs along regional scale faults, the largest of which is the Veta Madre with a strike length of 25 km. Mining is predominately from four locations, Guanajuatito, Pozos, Santa Margarita, and Cata using cut and fill mining methods, with minor production from Promontorio, and pillar recovery from the Rayas area. Ore is milled from the mining facilities at the centrally located, 1,200tpd capacity, Cata plant for three or four days a week at an average rate of 550tpd.

In 2009, GPR retained Wardrop Engineering Inc. (Wardrop) to complete a Mineral Resource estimate on the Cata Clavo zone, which was the target of GPR's deep drilling campaign in 2007-2008. The Cata Clavo zone was estimated to contain Indicated Resources of 320,000t at 359g/t Ag and 1.2g/t Au and Inferred Resources of 24,000t at 296g/t Ag and 1.0g/t Au (Wardrop, 2009b). The estimate was carried out

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

using Inverse Distance Squared (ID2) weighting, and reported at a Net Smelter Return (NSR) cut-off of US$37.50/t.

In 2010 Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by GPR to prepare estimates of Mineral Resources and Mineral Reserves and an independent Technical Report on the Guanajuato property, near Guanajuato, Mexico. The resources and reserves reported reside within three areas of the mine, The Cata Clavo, Los Pozos and Santa Margarita. Scott Wilson RPA reported a combined Measured and Indicated Resource for these zones of 399,000t at 2.12g/t Au, and 287g/t Ag and an Inferred Resource of 212,000t at 4.39g/t Au and 287g/t Ag.

The Property's Guanajuatito Mine is located in the northern extent of GPR's Guanajuato mine complex and exploits the Veta Madre. There is no prior mineral resource or mineral reserve estimation for the Guanajuatito Mine area.

This report includes mineral resource estimations for the various mineralized zones at Guanajuatito, Cata, Los Pozos, and Santa Margarita with an effective date of January 31st, 2012.

Currently, the major assets and facilities associated with the entire GMC are:

  Silver-gold deposits within the Veta Madre trend.

  The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine shafts and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings and dry facilities.

  Facilities providing basic infrastructure to the mine, including electric power from the national power grid and water supply from mine working. The Cata plant site is served by community provided services such as water and sewerage.

  Underground infrastructure including mine shafts, ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

  Access by paved roads to the mill and unsealed roads to the tailings facility.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

3.0	RELIANCE ON OTHER EXPERTS

This report has been prepared in-house by GPR. The information, conclusions, opinions, and estimates contained herein are based on:

  Internal information available at the time of preparation of this report,

  Assumptions, conditions, and qualifications as set forth in this report, and

  Data, reports, and other information available from GPR and other third party sources.

The author, while taking fully responsibility for the report content, recognizes the kind assistance of:

  Carolina Guerrero Razo , GMC geologist

  Jorge Ortega, P. Geo., Mexico exploration manager

  Charles, Brown, mining engineer and GPR COO

  Janelle Smith, AIG, former senior mineral resource geologist for GPR

  Mohammad Nourpour, geologist, Vancouver office, GPR.

For the purpose of this report, the author has researched property title or mineral rights for the Guanajuato property and confirms title in the name of Minera Mexican El Rosario S.A. de C.V. (100% owned Mexican subsidiary of Great Panther Silver Limited). The author also confirms that bi-annual taxes and annual assessment filing are in order and have been paid.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

4.0	PROPERTY DESCRIPTION AND LOCATION

The Guanajuato Mine Complex Property is situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 430 km northwest of Mexico City (see Figure 4-1). The Property consists of 18 contiguous claims that cover approximately 679.64ha in area. The claim group is located at approximately 21°03' N latitude and 101°15' W longitude (NAD 27 UTM 265500E, 2327500N). GPR holds a 100% interest in the Property through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A.de C.V. (MMR).

The claims that comprise the GPR holdings at Guanajuato are shown in Table 4-1 and Figure 4-2. Claim boundaries have been legally surveyed. The tailings disposal area and the waste rock dump are contained within the Property boundaries in areas where GPR holds surface rights. There are no known environmental liabilities associated with the Property.

Figure 4-1: Guanajuato Mine Complex Property

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 4-1: Claims that Comprise the GPR Holdings at the Guanajuato Mine Complex

Guanajuato Mine Complex Mineral Claims
Claim name	Title #	Hectares	Date of Record	Expiration Date
La Victoria	168162	28.7718	02/03/1981	01/03/2031
Cata	168163	91.604	02/03/1981	01/03/2031
Esperanza	168164	47.489	02/03/1981	01/03/2031
Valenciana	168165	91.9428	02/03/1981	01/03/2031
Rayas	168167	88.6727	02/03/1981	01/03/2031
1Ra. Ampliacion de Esperanza	168169	8.9073	02/03/1981	01/03/2031

Primera Ampl. de Valenciana	168170	97.3097	02/03/1981	01/03/2031

El Borrego	168171	24	02/03/1981	01/03/2031
El Progreso	180370	30.8635	25/03/1987	24/03/2037
El Promontorio	180371	10.3232	25/03/1987	24/03/2037
El Caliche	233320	7.8465	02/03/1981	01/03/2031
Animas o Espiritu Santo	233312	4.142	02/03/1981	01/03/2031

San Vicente	233311	3.0552	02/03/1981	01/03/2031
Pipichagua	160650	6	10/10/1974	09/10/2024
Nueva Seguridad	160674	27	10/10/1974	09/10/2024
La Guadalupana	161526	16	25/04/1974	24/04/2024
Socavon de La Fe	189664	15	05/12/1990	04/12/2040
El Zapote	214890	80.7106	04/12/2001	03/12/2051
Totals		679.64

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 4-2: Mineral Claims Map

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The Property is situated along the north eastern side of the city of Guanajuato and is accessible via city streets. Guanajuato has a population of approximately 153,400 and is located within 50km, by road, of an international airport at Leòn, Mexico. The Project is easily accessible from major population centres in central Mexico via a system of modern roads.

5.2	Climate

Central Mexico has a dry climate with an annual precipitation of about 600 mm per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.3	Local Resources

Guanajuato has a long history of mining so labour and supplies are readily available. Storage, waste disposal, and plant sites are well established.

5.4	Physiography

Guanajuato is located on the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the Property ranging from 1,600 MASL to 2,200 MASL. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

6.0	HISTORY

Exploration in the Guanajuato area dates back to 1548 when silver mineralization was first discovered in the Las Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found near the current site of the Rayas Mine. Mining took place on a relatively small scale until the early 1700s when application of explosives for tunneling resulted in a significant increase in productive capacity. In the latter portion of the 18th century, Antonio Obregòn y Alcocer financed the discovery and development of the Valenciana Mine. This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. As a result of the success of the Valenciana Mine, Alcocer was bestowed the title of Count Valenciana. The Spanish controlled mining in the district until 1816 when mining ceased and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity for hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver using the newly discovered cyanide process; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the Sociedad Cooperativa Minera Metalùrgica Santa Fe de Guanajuato (the Cooperative) in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the 2000s. GPR acquired the GCM from the Cooperative in 2005. The operation included two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid) consisting of staged cash payments to the end of 2006. At the time of the purchase, the operation suffered from lack of investment and working capital, and had not run at full capacity since 1991. GPR resumed production in 2006 and has run continuously since that time. Production achieved by GPR to the end of 2011 is summarized in Table 6-1 below.

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Table 6-1: Guanajuato Production Figures - Great Panther Silver Limited - Guanajuato Mine

Year	2006	2007	2008	2009	2010	2011	Total
Tonnes	86,111	203,968	155,079	138,517	144,112	155,789	897,000
Oz Silver	105,480	521,225	848,083	1,019,751	1,019,856	868,192	4,473,885
Oz Gold	988	3,794	5,488	6,748	6,619	6,601	31,152

Source: GPR Annual reports for 2006 to 2010 inclusive, for 2011 details from production records.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Guanajuato Mining District is located in the southern portion of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanics and volcaniclastics located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, west by the Sierra Madre Occidental and south by the Mexican Trans Volcanic Belt. Rocks within the Mesa Central comprise a Paleocene to Pliocene sequences of dacite-rhyolite, andesite and basalt with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcano-sedimentary sequence overlies a package of deformed and metamorphosed Mesozoic submarine mafic volcanics and turbidites.

7.2	Local and Property Geology

The Guanajuato Mining District is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the Luz and Esperanza Formations, these are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area the oldest Cenozoic unit is the Paleocene Comanja granite, this was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of, Oligocene ignimbrites, lava flows and domes. The local area geology is shown on Figure 7-1.

The country rocks are transected by numerous faults which host precious metal- bearing veins, stock-works and breccias. The deposits are Oligocene in age and hence contemporaneous with the eruption of felsic - intermediate volcanics. The primary strike direction of the faults which host the veins is northwest, less significant are north-south, east-west, and northeast orientations. Principal fault systems in the Guanajuato camp are the La Luz, Sierra, and Veta Madre; these are displayed on Figure 7-1. The Veta Madre hosts the Mineral Resource that is the subject of this report. This Veta Madre structure is traceable for 25 km through the district. It strikes northwest-southeast and dips at ~45 degrees to the southwest. A cross section through the local area geology is shown as Figure 7-2.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 7-1:	Local Area Geology for the Guanajuato Mine Complex - With Section Line of Figure 7-2 Shown

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Figure 7-2:	Local area geology cross section showing approximate ore outlines of Randall's (1994) Lower Ore and the approximate ore outline of the Guanajuato mine projected onto the section line

7.3	Mineralization

In the GMC mineralization occurs within fault zones as discontinuous shoots and tabular bodies. It is apparent from mine plans that stopes can be in the order of 700 m long and extend for 400 m vertically. Zone thickness ranges from centimetre-scale to tens of metres. The mineralizing event is thought to have taken place during the Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal-poor, with accessory calcite, dolomite, and fluorite.

The primary economic components are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100g/t Ag to 500g/t Ag range but locally can be over 1,000g/t Ag. Gold grades are generally in the 0.5g/t Au to 2g/t Au range, with the exception of Santa Margarita where average grades are in the range of 5-7g/t Au. Relative gold and silver contents at Santa Margarita are quite different from Cata, Pozos and Guanajuatito. The average silver to gold ratio in Cata is roughly 225:1, at Pozos 250:1, at Guanajuatito 275:1 while at Santa Margarita 3.5:1. Within the mine drill core and channel samples are not normally analysed for base metals so an average grade for Cu, Pb or Zn is not obtainable.

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Mineralization at the GMC is closely associated with the structural history. The "Veta Madre" quartz-adularia vein / breccia system is closely associated with the Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50-100m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325 degrees with a 45 degree southwest dip. The Veta Madre forms along the dyke contacts, and in the footwall La Luz Formation footwall rocks to the Madre fault. At the Guanajuatito zone the main mineralization occurs just into the footwall Esperanza Formation deformed siltstone and shale. Eight (8) zones were modeled at Guanajuatito, with the Veta Madre and the closely associated footwall (FW) zone being dominant below the 80 level (Figure 7-3). At the Cata zone, Veta Madre mineralization occurs along the base of the diorite dyke with the Esperanza Formation, and as nine (9) separately modelled zones within the diorite. A number of these zones are shallow dipping structural splays (Figure 7-4). The Los Pozos zone is a vein stockwork to breccia system (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation (figure 7-5). The Santa Margarita zones form a complex structural set of nine (9) sub-parallel bodies within the diorite dyke, above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation, but in this area is barren (Figure 7-6).

The best mineralization is often found related to bends in the Veta Madre orientation (Barclay, 2007) such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke.

The vertical extent of the deposits at Guanajuato spans over 700m (2,200m to 1,500m elevations and open to depth). Mineralization occurring above 2,100m elevation was termed "upper ore", between 2,100m and 1,700m "lower ore", and below the 1,700m elevation "deep ore" (Randall, 1994). Fluid inclusion microscope work (Moncada, 2011) from over 850 samples gather through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100m to 1500m (deepest drilling at the GMC) elevations. Moncada's work, along with Barclay (2007) structural observations of up to eight (8) stages of crosscutting brecciation, and the variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated multi-phase structural activity and fluid flow.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 7-3:	Property Geology - Guanajuatito - cross section 2800N with ramp access shown. View looking north-northwest, Elevation masl

Figure 7-4:	Property Geology - Cata Clavo - cross section 13.5N with ramp access shown. View looking northwest, Elevation masl

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 7-5:	Property Geology - Los Pozos - cross section 350N with ramp access shown. View looking north-northwest, Elevation masl

Figure 7-6:	Property Geology - Santa Margarita - cross section 75S with ramp access shown. View looking north-northwest, Elevation masl

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

8.0	DEPOSIT TYPE

The mineral deposits at Guanajuato are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockworks. Economic mineralization consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and colloform masses.

Epithermal systems, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising up through fissures, eventually reach the "boiling level" where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at Guanajuato.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

9.0	EXPLORATION

Exploration work conducted by GPR has been almost exclusively diamond drilling, primarily from underground. The drilling is described in more detail in Section 10 of this report.

Exploration drilling is being carried out with the use of five underground drills, three on contract and two in-house rigs. The drilling with the two in-house rigs is focused on immediate development and mining areas, specifically at Cata Clavo, and to a lesser degree at Los Pozos. The larger contract drills are focused on upgrading mineral resource definition, and in new areas of the mine targeted from historical data compilation. Upgrading is being done at Santa Margarita, while exploration targeting is taking place north and south of the Guanajuatito zone, at Valenciana, in the Rayas shaft area and south both at depth and near surface. The exploration has been successful in both endeavours, better defining the zones referenced to in this report and discovering new areas of mineralization both at south of the Rayas shaft and north of the Guanajuatito zone.

GPR has a 29,000m drill budget for 2012, and the author is in full agreement with its focus and functionality.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

10.0	DRILLING

Diamond drilling at Guanajuato is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to guide development and mining and is generally done to provide localised knowledge of the vein position which regularly pinches and swells.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base. Drilling results from both programs are used in the estimation of mineral resources.

Exploration drilling, under the control of the mine and exploration staff, is continuing at Cata Clavo, Santa Margarita, Rayas Deeps, and Guanajuatito. The programs are configured to explore down-dip extensions of the mineralised zones at 25 to 50 m spacing. A drill hole location plan map current as at the end of January 2012 is presented as Figure 10-1 and a longitudinal view of the drill holes is shown as Figure 10-2.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 10-1: GMC Drill Hole Location Plan Map

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 10-2: GMC Longitudinal Section of GMC Drill Holes

The names and periods of the drilling contractors are given in Table 10-1.

The management, monitoring, surveying, and logging of the current 2010 to 2011 series of UGG prefix exploration holes and production holes is carried out under the supervision of the GPR mine geological staff.

Collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the logging data. Down hole surveys are currently performed every 50 m using a Reflex instrument, and the survey data are manually input to the database. For the shorter production holes, typically less than about 60m, down-hole surveys are not performed, and the orientation is measured at the collar only. Also the UGG holes from UGG10-001 to UGG11-021 had no down-hole survey measurements collected.

Logging is carried out by geologists at the GPR facility located at the Cata Mine and plant site. The logging facility is located within the mine compound, which is gated and guarded, and is secure. Core is laid out by the technicians, checked, re-pieced and washed. Depth markers are checked and confirmed, and the boxes are labelled with intervals. Field technicians take measurements of recovery and rock quality designation (RQD), these measurements are written on formatted sheets for later data entry, and the core is then logged by the geologist with the geological descriptions written in long hand onto a formatted sheet for later data entry into a database. At this

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time the geologist also marks up the sample intervals on the core boxes, the core is then photographed. Intervals for specific gravity measurements are defined by the geologist from two or three locations within the mineralized intervals, the specific gravity measurements are determined using the water immersion method, with the information recorded onto a pre-formatted sheet for later data entry. Core to be sampled is then cut with a diamond tipped core saw. A field assistant then records the intervals of sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill hole number and interval information. For each sample interval one half of the core is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite SGS laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

All sample and geological data is entered into the DataShed database via the LogChief software. The contents of the DataShed databases are copied daily to a master DataShed database in the GPR head office in Vancouver with a backup made every day.

Assay data files are sent directly from the SGS laboratory into a specific site on the Cata server. Database management personnel take the assays from this site and merge them with sampling information in the DataShed database.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 10-1:	Drilling Contractors, Guanajuato Mine Complex

Drilling Company	Dates on Site	Surface / Underground	Zones	# of Holes
BD Drilling Mexico	Sept/05-Nov06	surface	GTTO/Animas, Promontorio (GTT05- 001 to GTT06-034)	34
Canrock Drilling /HD Drilling (name change)	Feb07-Jul07	surface	Promontorio / SVS / Cata / Tepeyac (SG07- 035 to SG07-068)	34
Canrock Drilling /HD Drilling (name change)	Jul07 - Aug08	underground	Cata (EUG07-001 TO EUG08-037)	37
BD Drilling Mexico	Jun-08	surface	GTTO (SG08-069 TO 070)	2
Energold Drilling Corp.	Oct10 to Dec10	underground	Cata / Pozos (UGC10- 001 to 041) and Valenciana (UGV042 to 048)	48
Energold Drilling Corp.	Aug10-Dec10	underground	GTTO (UGG10-001 to 021)	21
Landdrill International, Mexico	Apr11 to present	underground	GTTO (UGG11-022 to present UGG11-050)	29
Landdrill International, Mexico	Feb10 to present	underground	Rayas (EUG10-038 to EUG10-078; UGSM11- 001 to UGSM12-021)	62
Landdrill International, Mexico	Dec10 to present	underground	Cata / Valenciana / Rayas (EUG10-079 to EUG11-131)	53
MMR- Meter Eater	Jun06-Sept06	underground	Animas (GTM06-001 to 013)	13
MMR - Meter Eater	Dec06-Mar07	underground	Animas / SVN (GTM06- 014 to GTM07-025)	12
MMR -Meter Eater	Mar07 to present	underground	GTTO /Rayas /Cata /SVN /Pozos /GTTO (UG07-028 to UG09- 087); Cata /GTTO (UG09-091 to present UG11-151)	121
MMR- Meter Eater	Jun11 to present	underground	Cata (UGM11-001 to UGM11-005)	5

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10.1	Sampling Methods and Approach

The samples used in the Mineral Resource estimates comprised diamond drill core, and chip sampling from underground development. The drill core samples were taken by mine geological technicians working under the direction of the mine and exploration geologists. The exploration diamond drill core is of HQ and NQ diameter while the production holes until June of 2011 generally have an AQ diameter. After June of 2011 a BQ diameter rig was added to the production drilling capacity.

Depending on the diameter of the drill core it is either split NQ and HQ or sampled whole AQ and BQ. Exploration core is split using a diamond tipped rock saw.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5m. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5m to 2.0m. In mineralized or silicified zones, the maximum sample length is reduced to 0.3m to 0.6m. There are several instances where drill samples with lengths greater than 2.0m occur in the database. In order to obtain a minimum sample weight of 1.5kg it is recommended that the minimum sample length of AQ core be set to 1.01m and the recently available BQ core be set to 55cm with a maximum length of 1.5m for both.

Drill holes are usually oriented as nearly as possible to intersect the veins at a steep angle.

The exploration drill holes were drilled from surface and from underground. Typically the underground exploration holes are not drilled on section but are fanned out from underground drill stations and so the apparent drill intercept lengths are somewhat longer than the true width of the zones.

Chip sampling is carried out daily in accessible stopes and development headings by mine technicians after the sample positions are marked out by a geologist and a detailed drawing of the face is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel. The samples and results are plotted on stope plans and used for day to day monitoring and grade control. The data are also stored digitally in DataShed as a series of points representing the midpoints of the samples projected to a 2-d plane, which is the level, along with grade information and notes regarding the locale from which the sample was taken. Improvements in the documentation of underground sampling are being instituted so that continuous chip sampling is recorded as a mini-drill hole, in that the orientation and dip of the sample line is recorded as well as the individual sample from-to's along the line. This system will make compositing of samples far easier.

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The quality of the chip samples is more variable than the drill samples. One reason is that the orientation of the sampling is not uniform. Samples should be oriented perpendicular to the known trend of the zones; however, in practice this is not always done. Another reason for concern is that there is a much higher degree of variance in the chip sample grades versus the drill samples. This may be a function of the natural variability of the mineralisation; however, it is probably at least partially due to the sample method. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result if higher grades happen to correlate with zones of particular hardness characteristics.

The increased variance may also be due to the use of the mat rolling technique to reduce the chip sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

10.2	Drill Core RQD and Core Recovery

The four zones have different rock type contrasts with Los Pozos, Cata and Santa Margarita being hosted in highly competent rocks, and the mineralized zones being silica rich and competent with minor post mineral faulting causing some broken ground. Guanajuatito is hosted in foliated sediments, while the mineralized zone is a silica breccia. Of 7,279 pairs of recovery and rock quality designation (RQD) taken by the mine geologist 3.3% of the recovery values were <85%, while 24.2% (dominantly Guanajuatito host rocks) had an RQD of <50%.

It is the author's opinion that the drill core recovery is excellent, and that the few readings related to late stage faulting will not compromise assay database, or the mineral resource estimates.

10.3	Density

Specific gravity (SG) determinations for Guanajuatito drill core were made on whole NQ or HQ core using the water submersion method. For non-friable, non-porous material the thoroughly air dried specimens were weighed in air and the mass recorded on a standard format. The samples were then suspended in a basket which was submersed in water and the suspended mass in water recorded. The raw information was entered to excel spreadsheet and the SG calculated using the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) - Mass Suspended (in Water)

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There were insufficient SG measurements taken within the individual GMC veins to establish an average SG of the individual vein material. For this reason the entire SG database for the GMC was used to determine an average SG value within the veins. The SG determinations were loaded to excel and sorted by equivalent silver grade. The SG determinations of those intervals that had returned AgEq values above the current economic cut-off of 130g/t were averaged to produce an average number for the SG for the entire GMC.

At the GMC there is no information available for porosity so it is not simple to convert from the average SG to dry bulk density. However, most of the ore is in fresh rock and visually has very few vugs or void spaces. Experience on a similar epithermal silver deposit in Mexico where 170 porosity measurements were made showed that the inclusion of the porosity information had little effect on the dry bulk density value, changing it by just one percent. It is therefore quite practical to use the average in vein SG value as a dry bulk density figure. For the mineral resource estimations dry bulk density of 2.65 was used in all zones.

For the most part, the sampling at Guanajuato is conducted in an appropriate manner, using industry-standard methods, and the samples are representative of the mineralization in the mine.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

All sampling and analytical work is conducted by employees, contractors, or designates of GPR. The samples are in the custody of GPR personnel or stored in a secure area at all times. The site security is of a reasonable standard, consistent with common practical industry standards. Quality control quarter core field duplicate samples of Guanajuatito drill core (UGG prefix holes) were collected and the assays received and compared to the original values, this is discussed in Data Verification below.

Most of the analytical work is carried out on the Cata mine site, at a laboratory managed for GPR by SGS Group. Starting in September 2011 approximately 50 pulps from the drilling and underground sampling at GMC have been sent monthly to a commercial laboratory, ALS Chemex, as a matter of routine and added QA/QC. In addition the SGS-GTO laboratory manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results. SGS Group conducts a monthly round robin comparison against three other laboratories, and Laboratory Quality Services International conducts monthly checks as well.

Correlation of silver assays between SGS-GTO and ALS Chemex was excellent at 0.99 (Figure 11-1), while correlation of gold assays between the two labs was less at 0.83 (Figure 11-2). The poorer correlation regarding gold assays is due to the nugget effect brought on by the presence of electrum as the principal gold mineral.

The laboratory is equipped to do fire assay and atomic absorption spectroscopy (AA). Samples are prepared on site, run through a two-stage crusher and then split to a 200g Sub-sample for pulverizing to 98% passing 200 mesh. Samples are analyzed by fire assay with an AA finish using a 30 gram aliquot, and any that report greater than 10g/t Au or 300g/t Ag are reanalyzed by fire assay using a gravimetric finish. The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony but these elements were not analysed for drill holes or channels in Guanajuatito.

The author inspected the laboratory and found it to be orderly and appropriately configured for the analytical work required. The assay protocols are conventional methods, commonly used in the industry, and a reasonable level of QA/QC monitoring is applied to assure that the results are accurate.

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Figure 11-1:	Graph of Silver Assays Comparing ALS Chemex and SGS-GTO

Figure 11-2:	Graph of Silver Assays Comparing ALS Chemex and SGS-GTO

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

12.0	DATA VERIFICATION

12.1	Assay QA/QC

As discussed in Section 11 above, the mine laboratory conducts regular QA/QC tests and maintains a protocol of regular external checks. GPR geological personnel also insert quarter-core duplicates, standards, and blanks into the sample stream as additional QA/QC checking. The protocol is for a duplicate in every batch of 19 samples, and one blank and a standard in every batch of 40 samples. External assay QA/QC results are inspected to check for failures. For blanks, batches are rejected if any blanks return greater than 0.05g/t Au or 3g/t Ag. Standards measuring outside of three standard deviations from the nominated value or two consecutive results outside of two standard deviations result in a batch rejection. Quarter-core duplicate results outside of ±10% of the original assay are also tagged as failures. QA/QC failures are reported to the laboratory, and if no failures are found, the certificate is signed and filed.

Figure 12-1:	Silver (Ag) assays of "Blank" material at SGS-GTO

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Figure 12-2:	Gold (Au) assays of "Blank" material at SGS-GTO

Blank failures in 2011 for silver were nine of 420 blanks inserted (Figure 12-1), and for gold one in 420 blank samples inserted and assayed (Figure 12-2). In all cases the batches were re-assayed. It is the author's opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the mineral resource estimation.

Figure 12-3:	Silver (Ag) Assays of GPR Standard "GTS03" Material at SGS-GTO

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Figure 12-4:	Gold (Au) Assays of GPR Standard "GTS03" Material at SGS-GTO

Standard GTS03 had three silver failures and one gold failure in 218 GTS03 standards inserted and assayed in 2011. The batches with the failures were re-assayed, duly reviewed, and if they passed the new assays were entered into the database.

Figure 12-5:	Silver (Ag) Assays of GPR Standard "GTS04" Material at SGS-GTO

Figure 12-6:	Gold (Au) Assays of GPR Standard "GTS04" Material at SGS-GTO

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Standard GTS04 had zero silver failures and one gold failure in 57 GTS04 standards inserted and assayed in 2011. The batch with the failure was re-assayed, duly reviewed, and if passed the new assays were entered into the database.

It is the author's opinion that the standard insertion program is adequate and that the results are of sufficient quality for use in the mineral resource estimation.

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato. It was crushed, pulverized, and homogenized at the SGS-GTO laboratory. Standard GTS03 and GTS04 material was derived from core drilling reject samples, whereby reject material was selected based on expected grade outcome. GTS03 material was shipped to SGS's Durango, Mexico laboratory for processing of standard material. The Total Mean for GTS03 is 0.30g/t for gold and 45.64g/t for silver with 0.04+/ - (first Std Dev from Au) and 2.98 +/- (first Std Dev from Ag). GTS04 material was shipped to SKYLINE Assayers & Laboratories of Tucson, Arizona for processing of standard material. The Total Mean for GTS04 is 1.15g/t for gold and 165g/t for silver with 0.14+/ - (first Std Dev from Au) and 8 +/- (first Std Dev from Ag).

12.2	Database Validation

Assay certificates are reviewed by the site geologists and checked against the sample descriptions for any obvious discrepancies. Sample numbers from the certificates are verified against the sample shipment form. Visual inspection of the sample database resulted in the discovery of the occasional suspect value, but there was no evidence of systematic errors. Printed information on fifty drill logs was compared to the digital database, and while no errors in the database were found, some information was missing from the hard copy files. These omissions had no bearing on the accuracy of the digital database.

The chip samples were also reviewed on the stope plans and the digital database was inspected in plan and section views. Occasionally, an error was discovered, and the affected samples were discarded.

In the author's opinion, the database is reasonably free of errors and appropriate for use in estimation of Mineral Resources.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Ore from all of the GPR Guanajuato mines is being treated at the central Cata plant. GPR have operated the Cata plant since 2006. The Cata processing plants uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The Cata mill has a maximum capacity of 1,200tpd but currently operates for three to four days per week at a rate of approximately 860tpd for an average of 480 tonnes per calendar day (April 2012 YTD).

The metallurgical performance has been consistently improved over the last months and does not appear to be affected by the blend ratios of ore from the various zones. During the three month period ending March 2012, the metallurgical balance showed the average silver recovery to be 90.4% and gold recovery to be 91.5% . Both silver and gold are recovered as components of a sulphide concentrate containing pyrite and silver sulphide minerals.

In addition to the operation of the Cata plant, GPR has undertaken some metallurgical test-work aimed at improving the operation of the plant. During 2011 this has included the addition of a new flotation section with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. In 2012 a small regrind mill will be installed with expected improvements in metallurgical recoveries.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

14.0	MINERAL RESOURCE ESTIMATES

An updated estimate of mineral resources has been completed for the Guanajuato Project. For the purpose of the estimate, the Guanajuato Project has been divided into four areas: Cata; Los Pozos; Santa Margarita (SM); and Guanajuatito (GTTO). A 3D block model was constructed for each area. The areas are further subdivided into of a number of lenses that are individually represented by wireframes. The wireframes serve to constrain the grade interpolations and control data selection. Au and Ag grades have been interpolated into individual blocks using inverse distance weighting (cubed). Each block residing at least partly within one or more of the 28 wireframes has received a grade estimate, providing that there is sufficient data within the prescribed search envelopes. The effective date of the estimates is January 31, 2012. Table 14-1 provides a summary tabulation of the estimates.

Table 14-1:	Mineral Resources - Great Panther Silver Limited - Guanajuato Project

	Tonnage	Grade g/t			Contained koz
Area	kt	AgEq	Au	Ag	AgEq	Au	Ag
Cata	141.6	477	1.69	374	2,171	7.70	1,703
Pozos	84.3	265	0.94	207	717	2.56	562
Santa Margarita	41.0	445	6.89	27	587	9.07	35
Guanajuatito	8.9	191	0.84	140	55	0.24	40
Totals Measured	275.8	398	2.21	264	3,530	19.57	2,340
Cata	45.2	388	1.33	308	565	1.93	447
Pozos	51.8	196	0.63	158	327	1.06	262
Santa Margarita	118.6	301	4.35	37	1,150	16.59	141
Guanajuatito	16.9	143	0.57	108	78	0.31	59
Totals Indicated	232.6	283	2.66	122	2,119	19.89	910
Cata	186.8	455	1.60	358	2,736	9.63	2,150
Pozos	136.1	239	0.83	188	1,044	3.62	824
Santa Margarita	159.6	338	5.00	34	1,737	25.67	176
Guanajuatito	25.9	159	0.66	119	133	0.55	99
Totals Meas + Ind	508.5	346	2.41	199	5,649	39.46	3,250
Cata	3.7	524	1.55	430	62	0.18	51
Pozos	2.4	171	0.51	140	13	0.04	11
Santa Margarita	65.3	404	4.34	140	848	9.11	294
Guanajuatito	151.8	324	1.17	252	1,580	5.73	1,231
Totals Inferred	223.2	349	2.10	221	2,503	15.06	1,587

Notes:

1.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq
2.	Inferred cut-off grades are 145, 115, 150 and 180 g/t AgEq for Cata, Pozos, SM and GTTO.
3.	Gold-silver equivalence ratio for cut-off purposes was 60.8:1.

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4.	Prices of US$1,150/oz Au and US$17.67/oz Ag were used in calculations
5.	A minimum true width of 1.5 m was used for estimates
6.	Bulk density is 2.65 t/m3
7.	Totals may not agree due to rounding.
8.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves
9.	Remaining as at Jan. 31, 2012

14.1	Previous Estimates

The previous mineral resource estimate was prepared in 2011 by D. Rennie, P. Eng. (Scott Wilson RPA, 2011). This estimate is summarized in Table 14-2 and compared to the present estimate in Table 14-3. For measured plus indicated, there is a 45% increase in contained gold and 12% decrease in contained silver or an increase of 3% in contained AgEq oz.

Table 14-2:	Previous Mineral Resource Estimate, 2011 - Great Panther Silver Limited - Guanajuato Project

	Tonnage	Grade g/t			Contained koz
Area	kt	AgEq	Au	Ag	AgEq	Au	Ag
Cata	91.9	442	1.71	338	1,330	5.05	999
Pozos	86.7	380	1.27	303	1,075	3.54	844
Santa Margarita	9.2	291	4.43	22	92	1.31	7
Guanajuatito	-	-	-	-	-	-	-
Totals Measured	188	406	1.64	306	2,490	9.91	1,850
Cata	70.0	587	1.86	474	1,330	4.15	1,060
Pozos	91.8	312	0.98	252	932	2.90	743
Santa Margarita	49.8	409	6.42	19	699	10.3	30.3
Guanajuatito		-	-	-
Totals Indicated	211	425	2.55	270	2,960	17.3	1,830
Cata	161	505	1.77	397	2,660	9.21	2,060
Pozos	178	345	1.12	277	2,010	6.44	1,590
Santa Margarita	59	390	6.11	19	791	11.6	37
Guanajuatito	-	-	-	-	-	-	-
Totals Measured + Indicated	399	416	2.12	287	5,460	27.2	3,680
Cata	-	-	-	-	-	-	-
Pozos	6.7	181	0.53	149	40	0.11	32
Santa Margarita	206	380	4.52	105	2,640	29.9	694
Guanajuatito	-	-	-
Totals Inferred	212	373	4.39	106	2,680	30.0	726

Notes:

1.	Mineral Resources are estimated at a cut-off grade of 136g/t AgEq
2.	Gold-silver equivalence ratio for cut-off purposes was 60.8:1.
3.	Prices of US$1,150/oz Au and US$17.67/oz Ag were used in calculations

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4.	A nominal minimum width of 1.0 m was used for estimates
5.	Bulk density is 2.65 t/m3
6.	Totals may not agree due to rounding.
7.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves
8.	Remaining as at Oct. 31, 2010

Table 14-3:	Changes from Previous Estimate - Great Panther Silver Limited - Guanajuato Project

	Tonnage	Grade g/t			Contained koz
Category	kt	AgEq	Au	Ag	AgEq	Au	Ag
Measured	47%	-2%	35%	-14%	42%	97%	26%
Indicated	10%	-33%	4%	-55%	-28%	15%	-50%
Measured + Indicated	27%	-17%	14%	-31%	3%	45%	-12%
Inferred	5%	-6%	-52%	108%	-7%	-50%	119%

Notes: Includes contribution from Guanajuatito, which was not included in previous estimate.

14.2	Database - General Description

The mineral resource estimates for Guanajuato are based primarily on information from diamond drilling and underground sampling. The most recent version of the Guanajuato database contains 491 drill holes and 38,225 underground channel samples. Most holes are drilled towards the northeast at moderate to steep angles in fans collared from development headings located in the hanging wall of the mineralized vein structures. Holes range in length from 4 m to over 400 m. Channel samples are comprised primarily of individual samples although some of the later samples have been strung together to form "pseudo drill holes".

Drilling is spread out over an approximate area of 3,500 m (northwest-southeast) by 1,000 m (northeast-southwest), with the density of drilling increasing in the area of the mineralized zones identified to date. A total of 146 holes pierce at least one or more of the wireframes representing the mineralized structures. Surrounding holes serve to constrain the extent of the wireframes. The vein structures strike northwest and dip moderately to the southwest.

14.3	Assays

The assay database contains 32,300 sample intervals from drill holes and 38,800 intervals from underground development and mining. Not all of the intervals have been sampled. For drilling, approximately 3.5% of the Au intervals and 4.5% of the Ag intervals have been assigned values of "-1" (missing). For underground sampling, the proportion of missing values is higher, with Au at 6.9% and Ag at 10.2%. These

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missing intervals have been set to zero prior to compositing. The average interval length is 2.1 m for drilling and 0.94 m for underground sampling. These statistics are distorted somewhat in the drilling by intervals which have been split in two at the survey breaks, sometimes creating very short intervals. As well, unsampled intervals at the end of the holes can be exceptionally large. 1,449 drill intervals and 15,157 underground sample intervals are located at least partly within the wireframes constructed for the mineralized structures. Table 14-4 and Table 14-5 provide summary statistics for these intervals. Only non-zero intervals are reported in these tables.

Table 14-4:	Drill Sample Statistics by Area - Great Panther Silver Limited - Guanajuato Project

Gold
		g/t Au
Area Code	Count	Min	Max	Mean	Std. Dev.
Cata	591	0.01	73.5	1.76	6.21
Los Pozos	231	0.01	14	0.81	1.80
Santa Margarita	317	0.01	78.2	3.92	9.72
Guanajuatito	295	0.01	53.7	1.21	3.96
Totals		1,434	0.01	78.2	1.97

Silver
		g/t Ag
Area Code	Count	Min	Max	Mean	Std. Dev.
Cata	593	1	16,400	510	1,618
Los Pozos	229	1	3,320	227	468
Santa Margarita	301	1	2,440	55	191
Guanajuatito	295	1	5,830	180	483
Totals	1,418	1	16,400	299	1,104
Note: Only those intervals >0 are reported

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14-5:	U/G Sample Statistics by Area - Great Panther Silver Limited - Guanajuato Project

Gold
		g/t Au
Area Code	Count	Min	Max	Mean	Std. Dev.
Cata	4,453	0.01	129	2.50	7.13
Los Pozos	4,049	0.01	118	1.32	4.15
Santa Margarita	1,984	0.01	615	7.68	26.59
Guanajuatito	4,329	0.01	225	2.13	7.32
Totals	14,815	0.01	615	2.76	11.59

Silver
		g/t Ag
Area Code	Count	Min	Max	Mean	Std. Dev.
Cata	4,413	1	25,300	761	1,948
Los Pozos	4,036	1	27,900	361	1,009
Santa Margarita	1,681	1	8,590	75	436
Guanajuatito	4,144	1	21,600	326	966
Totals	14,274	1	27,900	441	1,344
Note: Only those intervals >0 are reported

14.4	Geological and Structural Models

For the purpose of resource estimation, the Guanajuato Project has been divided into four areas: Cata; Los Pozos; Santa Margarita (SM); and Guanajuatito (GTTO). Each area is further subdivided into of a number of lenses that are individually represented by wireframes. These wireframes have been assigned unique numeric codes that have also been used to tag assays intervals associated with each lens. Every assay located at least partly within one or more of the 28 wireframes has received a code. Although rare, should an assay interval occupy more than one lens, the interval receives the majority code. Details on area and zone nomenclature, coding and vein orientation can be found in Table 14-6.

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Table 14-6:	Zone Coding and Vein Orientation - Great Panther Silver Limited - Guanajuato Project

Area	Zone/Vein	Code	Dip (Deg)	Strike (Deg)
Cata	Madre	101	50	305
	Alto1	102	45	305
	Alto1a	103	25	295
	Alto2 Upper	104	25	295
	Alto3	105	29	320
	Contacto	106	40	321
	FW Alto1	107	44	311
	HW Madre	108	45	321
	HW Alto1a	109	12	321
	Alto2 Lower	114	19	321
Los Pozos	Pozos	201	37	320
Santa Margarita	Bx	301	52	321
	FW SW	302	57	323
	FW A	303	60	325
	FW B1	304	62	329
	FW B2	305	69	329
	FW B3	306	40	330
	FW C	307	64	320
	HW SW1	308	47	321
	HW SW2	309	45	325
Guanajuatito	FW1	401	45	315
	FW2	402	45	315
	FW3	403	45	315
	Main	404	45	315
	HW1	405	45	315
	HW2	406	45	315
	E Splay	407	45	315
	W Splay	408	45	315
Note: Vein orientations are approximate.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

14.5	Assay Capping

As a standard industry practice to reduce the influence of statistically anomalous sample data on resource estimations, a number of higher-grade assay values are often capped prior to compositing at levels determined by various means including examination of probability distribution data. Lognormal probability curves were produced for all gold and silver assays located within each lens to examine the distributions of the data. Both drill data and underground sampling data exhibit strong positive skews with exceptionally long tails and maximum assays many times the standard deviations.

Drill hole assays were capped at levels usually coinciding with breaks or inflection points at the upper end of the probability curves. For underground sampling, an iterative approach was adopted, varying the assay capping levels until reasonable agreement with actual production records achieved.

The net impact of the capping on drilling was to reduce the average Au and Ag assay grades for compositing by 10% and 31% respectively. For underground sampling the impact was more severe, with an average reduction of 20% and 52% respectively. Table 14-7 provides of summary of capping levels and assay statistics for drilling while Table 14-8 provides the same for the underground sampling data. All data above these levels were set back to the specified cap prior to compositing.

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Table 14-7:	Drill Hole Assay Capping - Great Panther Silver Limited - Guanajuato Project

		g/t Au			g/t Ag
Zone/Vein	Code	Cap	Before	After	Cap	Before	After
Madre	101	8	0.93	0.91	1400	306	255
Alto1	102	5	0.97	0.85	1000	250	210
Alto1a	103	35	4.26	3.32	1500	1,029	304
Alto2 Upper	104	15	2.65	2.54	5000	1,193	944
Alto3	105	999	0.92	0.92	99999	176	176
Contacto	106	3	0.48	0.47	1000	250	175
FW Alto1	107	999	1.05	1.05	99999	377	377
HW Madre	108	999	4.19	4.19	99999	875	875
HW Alto1a	109	40	2.38	2.10	5000	611	497
Alto2 Lower	114	15	0.22	0.22	5000	73	73
Subtotals Cata			1.76	1.53		510	325
Pozos	201	8	0.81	0.74	800	227	173
Subtotal Pozos			0.81	0.74		227	173
Bx	301	50	5.96	5.56	750	63	48
FW SW	302	50	4.08	4.08	750	10	10
FW A	303	50	1.62	1.62	750	31	31
FW B1	304	50	0.75	0.75	750	157	157
FW B2	305	50	2.12	2.12	750	4	4
FW B3	306	50	0.78	0.78	750	187	182
FW C	307	50	1.48	1.48	750	72	72
HW SW1	308	50	2.03	2.03	750	7	7
HW SW2	309	50	0.63	0.63	750	213	201
Subtotals SM			3.92	3.75		55	48
FW1	401	8	3.15	3.15	1400	1,190	740
FW2	402	8	2.37	2.37	1400	543	477
FW3	403	8	0.72	0.72	1400	193	193
Main	404	8	1.29	0.92	1400	177	147
HW1	405	8	0.62	0.62	1400	163	163
HW2	406	8	8.52	8.00	1400	1,300	1,300
E Splay	407	8	0.02	0.02	1400	3	3
W Splay	408	8	0.35	0.35	1400	18	18

Subtotals GTTO			1.21	0.91		180	152

Totals			1.97	1.77		299	206

Notes:

1.	Only those intervals >0 are reported

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

2.	SM=Santa Margarita
3.	GTTO=Guanajuatito

Table 14-8:	Underground Sample Assay Capping = Great Panther Silver Limited - Guanajuato Project

		g/t Au			g/t Ag
Zone/Vein	Code	Cap	Before	After	Cap	Before	After
Madre	101	5.5	2.45	1.32	750	769	276
Alto1	102	7	2.83	1.28	1200	788	294
Alto1a	103	7.5	2.98	1.40	1500	877	358
Alto2 Upper	104	7.5	2.48	1.80	1500	603	413
Alto3	105	999	0.31	0.31	99999	104	104
Contacto	106	9	1.85	0.90	1400	661	216
FW Alto1	107	999			99999
HW Madre	108	999			99999
HW Alto1a	109	35	2.38	2.16	4000	645	469
Alto2 Lower	114	999			99999
Subtotals Cata			2.50	1.37		761	297
Pozos	201	8	1.32	1.03	800	361	221
Subtotal Pozos			1.32	1.03		361	221
Bx	301	130	6.50	5.95	180	82	28
FW SW	302	130	14.03	12.41	180	50	38
FW A	303	130	2.13	2.13	180	12	12
FW B1	304	130			180
FW B2	305	130	0.01	0.01	180	1	1
FW B3	306	130			180
FW C	307	130			180
HW SW1	308	130			180
HW SW2	309	130			180
Subtotals SM			7.68	6.96		75	30
FW1	401	55			1000
FW2	402	55	0.21	0.21	1000	41	41
FW3	403	55			1000
Main	404	55	2.14	2.04	1000	335	203
HW1	405	55			1000
HW2	406	55			1000
E Splay	407	55	1.91	1.91	1000	90	87
W Splay	408	55	2.10	1.78	1000	202	87
Subtotals GTTO			2.13	2.03		326	196
Totals			2.76	2.22		441	215

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Notes:

1.	Only those intervals >0 are reported
2.	SM=Santa Margarita
3.	GTTO=Guanajuatito

14.6	Composites

As indicated previously, assay intervals have been tagged with unique codes for each area and lens. Any assay falling at least partly within the confines of a wireframe representing a lens has received a code. The codes were then used to composite the individual capped assays into length-weighted averages for each drill-hole intercept. In some cases, the total length of the composite is larger than the space it occupies within the wireframe because the boundaries of the wireframe at the intercept do not coincide with the assay intervals. The true thickness of each composite has been estimated based on the vein geometries set out in Table 14-6. The true thickness for those intercepts less than 1.5 m have been increased to 1.5 m and diluted at zero grade proportionately. Underground sample data was treated similarly, however true width was not estimated since most samples were less than the vein width. Most underground sample composites are comprised of a single sample. Summaries of composite statistics by zone and by area are provided in Table 14-9 and Table 14-10.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14-9:	Drill Hole Composite Statistics - Great Panther Silver Limited - Guanajuato Project

			g/t Au		g/t Ag		m
Zone/Vein	Code	Count	Mean	Std.	Mean	Std. Dev.	Mean
				Dev.
Madre	101	33	1.02	1.09	290	257	5.58
Alto1	102	27	0.75	0.65	187	157	5.00
Alto1a	103	20	1.49	2.33	204	180	4.21
Alto2 Upper	104	5	2.56	1.11	783	547	6.66
Alto3	105	1	0.67		172		3.52
Contacto	106	12	0.40	0.42	164	158	3.12
FW Alto1	107	3	1.01	0.58	358	269	2.09
HW Madre	108	1	3.88		811		2.91
HW Alto1a	109	14	1.83	3.89	373	639	2.91
Alto2 Lower	114	4	0.18	0.19	58	36	2.02
Subtotals Cata		120	1.13	1.83	268	327	4.46
Pozos	201	44	0.47	0.56	117	127	4.94
Subtotal		44	0.47	0.56	117	127	4.94
Pozos
Bx	301	30	5.41	6.29	37	77	3.35
FW SW	302	19	3.06	3.25	7	4	3.05
FW A	303	26	1.20	3.07	16	41	2.55
FW B1	304	1	0.75		158		1.90
FW B2	305	5	1.32	2.24	3	4	2.04
FW B3	306	3	0.51	0.63	125	138	2.97
FW C	307	3	1.28	1.63	61	80	2.96
HW SW1	308	1	1.85		6		3.72
HW SW2	309	4	0.49	0.47	149	220	2.07
Subtotals SM		92	2.91	4.61	33	77	2.90
FW1	401	1	2.27		532		1.82
FW2	402	3	1.58	1.27	328	226	1.66
FW3	403	7	0.89	0.73	231	232	3.08
Main	404	74	0.75	1.33	125	228	3.08
HW1	405	1	0.60		157		2.16
HW2	406	1	2.94		477		1.50
E Splay	407	1	0.02		3		2.93
W Splay	408	9	0.35	0.41	20	22	2.42
Subtotals		97	0.78	1.24	136	224	2.93
GTTO
Totals		353	1.42	2.81	151	248	3.69

Notes:

1.	All intervals are reported. Missing assays have been set to 0 before compositing

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2.	SM=Santa Margarita
3.	GTTO=Guanajuatito

Table 14-10:	U/G Sample Composite Statistics - Great Panther Silver Limited - Guanajuato Project

			g/t Au		g/t Ag		m
Zone/Vein	Code	Count	Mean	Std. Dev.	Mean	Std. Dev.	Mean
Madre	101	3,198	1.27	1.86	263	294	1.05
Alto1	102	629	1.15	2.12	266	410	0.93
Alto1a	103	267	1.32	2.38	333	527	0.99
Alto2 Upper	104	75	1.61	2.48	375	546	0.88
Alto3	105	25	0.34	0.90	109	327	1.04
Contacto	106	53	0.95	2.38	212	407	1.17
FW Alto1	107	-
HW Madre	108	-
HW Alto1a	109	270	2.04	5.72	439	947	1.10
Alto2 Lower	114	-
Subtotals Cata		4,517	1.30	2.36	279	405	1.03
Pozos	201	4,025	1.04	1.73	221	263	1.03
Subtotal Pozos		4,025	1.04	1.73	221	263	1.03
Bx	301	1,573	5.52	12.61	23	41	0.83
FW SW	302	338	11.86	21.35	33	48	0.95
FW A	303	37	2.02	3.36	9	24	0.94
FW B1	304	-
FW B2	305	3	0.01	-	1	-	0.87
FW B3	306	-
FW C	307	-
HW SW1	308	-
HW SW2	309	-
Subtotals SM		1,951	6.54	14.60	25	42	0.85
FW1	401	-
FW2	402	8	0.18	0.35	31	48	0.81
FW3	403	-
Main	404	4,103	2.03	5.78	193	297	0.78
HW1	405	-
HW2	406	-
E Splay	407	58	1.91	3.13	79	160	0.89
W Splay	408	187	1.78	5.73	83	157	1.07
Subtotals GTTO		4,356	2.01	5.74	187	292	0.79
Totals		14,849	2.13	6.58	203	316	0.94

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Notes:

1.	All intervals are reported. Missing assays have been set to 0 before compositing
2.	SM=Santa Margarita
3.	GTTO=Guanajuatito

14.7	Block Model and Grade Estimation Procedures

14.7.1	Dimensions and Coding

The block models representing each of the four areas have had horizontal rotations applied in order to align their columns with the general strike of the zones. The block dimensions for all four models are 2.5 m east-west (rotated), 2.5 m north-south (rotated), and 2.5 m high. Details on block model dimensions and extent can be found in Table 14-11. The rotations stated in Table 14-11 are about the origins, which are the bottom south-west (rotated) corners of each model.

Table 14-11:	Block Model dimensions & Extent - Great Panther Limited - Guanajuato Project

Item		Cata	Pozos	Santa	Guanajuato
				Margarita
Origin:	Easting	950	1,300	1,400	0
	Northing	-3,050	-3,100	-3,650	-1,450
	Elevation	1,450	1,650	1,480	1,650
Rotation	Deg. Clockwise	-55	-41	-35	-39
No. of:	Columns	140	100	125	260
	Rows	140	100	125	260
	Levels	140	100	100	260
Extent
(m)	X	350	250	312.5	650
	Y	350	250	312.5	650
	Z	350	250	250	650
Note: Rotations are MEDS/Vulcan convention (ZXY: LRL).

Each block located at least partly within a wireframe has been assigned a numeric code for the zone or lens that matches the assay and composite coding scheme. Block percents were also estimated based on the portion of the block occupying the wireframe. Grades were estimated for only those blocks falling at least partially within one of the 28 zones or lenses. Where a block occupies more than one wireframe, the block received the majority code and the combine percentage.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

14.7.2	Geostatistics

A geostatistical analysis of Au and Ag spatial variance was undertaken for each of the four areas based on available drill and underground sample data. Typical single-structure ranges for variogram (correlogram) models developed along the dip and strike of the structures were found to be around 15 m while the nugget effect (C0) generally exceeded 40% to 50% of total sill (C0+C1). This indicates that while there is a measureable spatial correlation between samples within each zone, local estimates of grade will not be accurate due to the high nugget effect and there is very little, if any, relationship between samples spaced more than the above-stated ranges.

14.7.3	Grade Interpolation

The grade models developed for Guanajuato (Table 14-12) were estimated using inverse distance cubed weighting. In estimating block grades, only those composites with matching zone codes were utilized. A secondary or verification model was also created using ordinary kriging as an interpolation method. Kriging was not used as the primary method because the low density of sampling (drill holes) outside the mined areas coupled with the high nugget effects and short ranges results in grade models that are overly smoothed due to the overweighting of distant samples.

The database used for interpolation contained both drill hole and underground sample composites. The former generally encompass the entire width of each zone and intersect them at various angles, while the latter are, for the most part, shorter intervals taken perpendicular to the strike and dip (i.e. true width) representing subsets of each zone. To overcome this disparity, composites were weighted, in the case of drill holes, by their calculated true width and for underground sample composites, by their length, which is generally measured across the width of each zone.

The interpolation strategy employed multiple passes, using smaller search envelopes in each successive pass, overwriting blocks estimated in the previous pass within the reduced envelope. Blocks outside each successive search envelope were left unchanged from the previous pass. The final pass for each area utilized a very small search envelope intended to fill only those blocks within very close proximity to the underground sampling. Grades estimates for this pass were based on weighted arithmetic averages rather than inverse distance weighting and restricted to underground sample composites only.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14-12:	Grade Interpolation Strategy - Great Panther Silver Limited - Guanajuato Project

Interpolation Pass
Item		1	2	3	4

Interpolation Method:	All	ID3	ID3	ID3	Wt. Avg.
Search Distance:	Maximum	100	50	10	2.5
	Closest	50	25	10	2.5
	Single Composite	25	N/A	N/A	2.5
Min/Max Composites	Cata	1/4	4/4	2/4	1/4
	Pozos	1/4	4/4	2/32	1/32
	Santa Margarita	1/4	4/4	2/8	1/8
	Guanajuatito	1/4	4/4	2/4	1/4

Estimations for Guanajuatito employed an additional step, which separated blocks into two interpolation envelopes that were created by estimating indicator values at a 30g/t Ag cut-off. In this method, composites below the cut-off are assigned values of 0 while those greater than or equal to the cut-off are assigned values of 1. Indicator values are then estimated for each block within the zone using a selected interpolation technique (in this case ID3) and the assigned values of 0 or 1 from each composite. The blocks are then separated into two distinct envelopes, depending on whether the resulting estimate is greater than or equal to or less than 0.5. Au and Ag grades for these envelopes are then interpolated separately, using only those composites falling inside the respective envelopes. This final grade interpolation proceeds as per the other three areas, using the multiple pass strategy. This additional step was deemed necessary for Guanajuatito because the wireframes representing the various lenses incorporated low grade intercepts on the peripheries that were not normally have been included in wireframes constructed for the other three areas.

14.8	Block Model Validation

Validation of the interpolation techniques and resulting block model included but were not limited to the following:

  point validation using kriging and inverse distance cubed

  visual inspection of the block grades in comparison to surrounding data values comparison of block model grades with actual production

  comparison of block and sample means

  parallel estimation of block grades using ordinary kriging.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

14.8.1	Point Validation

Point validation exercises were conducted for all four areas, estimating the grade of each composite based on the surrounding composites. Kriging and inverse distance cubed interpolations were compared in the analyses. In general, both methods modeled the mean grade fairly close, however inverse distance cubed modeled the extremes better as well as having slightly higher correlations with actual data.

14.8.2	Visual Inspection

The block model grades for all four areas were reviewed in 3D on 2.5 m section intervals and found to adhere closely to drill hole and underground sample composite data.

14.8.3	Comparison with Production Records

As indicated previously, an iterative approach to capping was undertaken for the underground sampling, adjusting the cap until reasonable agreement with actual production grades was achieved. The block model grades were also compared to actual production with generally good agreement after considering dilution, mining recovery and the fact that the wireframes representing the various lenses did not necessarily coincide with the surveyed location and dimensions of the workings. The latter posed some difficulty as the surveyed 3D outlines of the stopes could not be used directly to clip the wireframes used for resource modeling.

For the purpose of estimating that portion of the mineral resource which had already been mined, outlines of the mined areas were digitized in 2D on long sections and extruded through the wireframes of the modeled lenses to create cut-outs representing the mined portion of each lens. The primary purpose of these cut-outs was to allow mined resources to be excluded from the mineral resource inventories however a rudimentary comparison of the estimated mineral resources contained within the cut- outs was also possible.

Table 14-13 and Table 14-14 provide estimates of the measured and indicated mineral resources within the cut-outs reported at 0g/t AgEq and 50g/t AgEq cut-off values while Table 14-15 provides a summary of actual production for these areas. For those mineral resources classified as measured and indicated, Cata and Santa Margarita agree more closely with production records at the 0g/t AgEq cut-off, while for Pozos and Guanajuato, better agreement is achieved at the 50g/t AgEq cut-off. These findings led to the decision to report measured and indicated resources at a 50g/t AgEq cut-off value rather than using higher area specific economic cut-off values.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14-13:	Mined Resources in Model at 0 g/t AgEQ Cutoff - Great Panther Silver Limited - Guanajuato Project

Area	kt	g/t Au	g/t Ag	koz Au	koz Ag
Cata	169.8	1.32	277	7.23	1,511
Los Pozos	158.9	0.94	206	4.79	1,053
Santa Margarita	41.6	7.38	22	9.86	30
Guanajuatito	11.4	0.58	99	0.21	36
Totals	381.6	1.77	223	21.70	2,741

Note: Only those resources classified as measured and indicated are reported in this table

Table 14-14:	Mined Resources in Model at 50g/t AgEQ Cutoff - Great Panther Limited Guanajuato Project

Area	kt	g/t Au	g/t Ag	koz Au	koz Ag
Cata	138.1	1.62	336	7.18	1,493
Los Pozos	139.4	1.06	232	4.73	1,039
Santa Margarita	33.6	9.06	26	9.79	29
Guanajuatito	5.7	1.06	182	0.20	33
Totals	316.8	2.15	255	21.89	2,602

Note: Only those resources classified as measured are reported in this table

Table 14-15:	Actual Mined Based on Production Records - Great Panther Silver Limited Guanajuato Project

Area	kt	g/t Au	g/t Ag	koz Au	koz Ag
Cata	137.5	1.29	281	5.70	1,243
Los Pozos	131.2	1.06	234	4.46	985
Santa Margarita	22.7	7.22	30	5.26	22
Guanajuatito	3.9	1.08	185	0.14	23
Totals	295.3	1.64	240	15.55	2,274

14.8.4	Comparison of Block and Sample Means

Block grade estimates for the remaining resources were compared with sample composite grades. Since the underground samples reside within the mined areas, the more relevant comparison is with the drill composites. This is provided in Table 14-16. With exception to the Ag for Santa Margarita, the grades compare well. On an absolute basis, the difference for Ag in Santa Margarita is actually quite small (15g/t Ag). From an economic perspective, the combined AgEq grades compare well.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14-16:	Comparison of Block and DH Composites - Great Panther Silver Limited - Guanajuato Project

	g/t Au			g/t Ag			g/t AgEq
Category	Blocks	Comps	Diff	Blocks	Comps	Diff	Blocks	Comps	Diff
Cata	1.27	1.13	13%	287	268	7%	364	337	8%
Pozos	0.50	0.47	6%	116	117	-1%	146	146	0%
SM	3.16	2.91	9%	48	33	46%	241	210	15%
GTTO	0.61	0.78	-22%	126	136	-7%	163	183	-11%
Total	1.48	1.42	4%	133	151	-12%	223	237	-6%

14.8.5	Kriged Models

Parallel grade models were developed using ordinary kriging. As was expected, the kriged models are higher in tonnage and lower in grade at the range of cut-off values that would typically be used to determine mining cut-offs, although overall metal content is very close. Grade-tonnage curves for kriging and ID3 are depicted for Cata in Figure 14-1. Other areas showed similar trends.

Figure 14-1:	Comparison of Kriged and ID3 Models Cata Measured and Indicated Mineral Resource

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

14.8.6	Cut-Off Value

The cut-off values are based on silver equivalent values (AqEq), which have been calculated by multiplying Au grade by 60.8 and adding the result to the Ag grade. This ratio was determined using metal prices of US$1,150/oz Au and US$17.67/oz Ag with provision for differential metallurgical recoveries and payable metal for gold and silver. Cut-offs for individual areas are based on area-specific costs although these have only been applied to the inferred resources. Table 14-17 provides these values.

Table 14-17:	Area-Specific Cut-off Values - Great Panther Silver Limited - Guanajuato Project

Area	Cut-off Value (g/t AgEq)
Cata	145
Pozos	115
Santa Margarita	150
Guanajuatito	180

For measured and indicated resources, a cut-off value of 50g/t AgEq has been applied. It was found that reporting these resources at higher cut-off values sometimes resulted in clusters of blocks which were not necessarily contiguous. As well, comparison of tonnage and grade estimates in the block model with actual production records for the mined areas yielded better agreement at lower cut-off values. It was also found that as the density of data increased (such as for measured and indicated resources), the variability in grade also increased, making it impractical to apply the economic cut-off values listed in Table 14-17 on a block-by-block basis. This is also true in mining operations, where decisions are largely based on groups of samples rather than single values. The 50g/t AgEq halo appears to be somewhat of a continuity envelope, beyond which mostly uneconomic mineralization is encountered.

For inferred resources, estimates are largely based on single or wide-spaced drill intercepts, which, for the purposes of reporting, are best served by using the area-specific economic cut-off values.

14.9	Classification

The Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) were followed for the classification of the mineral resources. A common approach to resource classification is to use a threshold for the maximum distance to the closest composite of no more than the variogram range in order to classify a particular area as indicated (2/3 or less

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

is preferred) and no more than 1/2 the range for measured (1/3 or less is preferred). Based on the variogram models developed for Guanajuato, the maximum distance would have to be no more than 15 m along the major axis in order to meet the threshold for indicated and no more than 7.5 m for measured.

The sample spacing within the modeled areas of Guanajuato was reviewed by examining the recorded closest and average distances to the sample composites used to estimate the grades for each block. For the 28 lenses comprising Guanajuato, a particular block was classified as measured if the maximum distance to the closest composite, which includes underground sampling, was no more than 7.5m, with the additional caveat that the average distance had to be no greater than 15m. Measured blocks or clusters of measured blocks also had to be adjacent to underground development or areas where mining had taken place. Similarly, blocks not classified as measured within 15m of a matching composite were classified indicated, provided that the average distance was no more than 30m. Indicated blocks did not have to be adjacent to underground workings, but there had to be at least 2 drill holes piercing each cluster or the blocks had to be adjacent to blocks classified as measured. Grade shells were created with these maximum distances and reviewed in 3D and any isolated blocks or clusters of blocks not fitting these requirements were reclassified manually to a suitable category. Those blocks for which there are grade estimates, but not classified as measured or indicated, were classified as inferred. This would include all remaining blocks within 25m of a single composite or no more than 100m from 2 or more composites, provided the closest is within 50m.

14.10	Mineral Resource Tabulations

Table 14-18 through Table 14-21 provide detailed summaries of the mineral resource estimates as at January 31, 2012. Measured and indicated mineral resources are reported at a cut-off value of 50g/t AgEq. Inferred mineral resources are reported at area specific cut-off values of 145, 115, 150 and 180g/t AgEq for Cata, Pozos, Santa Margarita and Guanajuatito respectively.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14-18:	Measured Mineral Resources - Great Panther Silver Limited - Guanajuato Project

		Tonnage	Grade g/t			Contained koz
Zone/Vein	Code	kt	AgEq	Ag	Au	AgEq	Ag	Au
Madre	101	50.2	453	1.64	353	732	2.65	571
Alto1	102	42.8	390	1.32	309	536	1.82	425
Alto1a	103	21.5	513	2.08	387	354	1.43	267
Alto2 Upper	104	9.9	779	2.34	637	248	0.75	203
Alto3	105	1.2	272	0.82	222	10	0.03	8
Contacto	106	4.6	288	0.80	240	43	0.12	35
FW Alto1	107	0.3	557	1.28	479	5	0.01	4
HW Madre	108	-	-	-	-	-	-	-
HW Alto1a	109	10.5	717	2.63	557	241	0.88	187
Alto2 Lower	114	0.7	86	0.19	75	2	0.00	2
Subtotals Cata		141.6	477	1.69	374	2,171	7.70	1,703
Pozos	201	84.3	265	0.94	207	717	2.56	562
Subtotal Pozos		84.3	265	0.94	207	717	2.56	562
Bx	301	29.1	463	7.10	31	433	6.63	29
FW SW	302	8.2	491	7.79	17	129	2.04	5
FW A	303	3.1	199	3.06	13	20	0.31	1
FW B1	304	-	-	-	-	-	-	-
FW B2	305	0.6	280	4.47	8	6	0.09	0
FW B3	306	-	-	-	-	-	-	-
FW C	307	-	-	-	-	-	-	-
HW SW1	308	-	-	-	-	-	-	-
HW SW2	309	-	-	-	-	-	-	-
Subtotals SM		41.0	445	6.89	27	587	9.07	35
FW1	401	-	-	-	-	-	-	-
FW2	402	-	-	-	-	-	-	-
FW3	403	-	-	-	-	-	-	-
Main	404	8.9	191	0.84	140	55	0.24	40
HW1	405	-	-	-	-	-	-	-
HW2	406	-	-	-	-	-	-	-
E Splay	407	-	-	-	-	-	-	-
W Splay	408	-	-	-	-	-	-	-
Subtotals GTTO		8.9	191	0.84	140	55	0.24	40
Totals Measured		275.8	398	2.21	264	3,530	19.57	2,340

Notes:

1.	CIM definitions were followed for Mineral Resources
2.	Measured Mineral Resources are estimated at a cut-off grade of 50 g/t AgEq
3.	Gold-silver equivalence ratio for cut-off purposes was 60.8:1.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

4.	Prices of US$1,150/oz Au and US$17.67/oz Ag were used in calculations
5.	A minimum true width of 1.5 m was used for estimates
6.	Bulk density is 2.65 t/m3
7.	Totals may not agree due to rounding.
8.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14-19:	Indicated Mineral Resources - Great Panther Silver Limited - Guanajuato Project

		Tonnage	Grade g/t			Contained koz
Zone/Vein	Code	kt	AgEq	Ag	Au	AgEq	Ag	Au
Madre	101	9.0	382	1.25	306	111	0.36	89
Alto1	102	20.1	319	1.01	258	206	0.65	167
Alto1a	103	5.0	516	2.22	381	83	0.36	61
Alto2 Upper	104	3.8	575	2.20	441	71	0.27	54
Alto3	105	0.9	250	0.76	204	7	0.02	6
Contacto	106	0.4	384	1.49	293	5	0.02	4
FW Alto1	107	0.1	493	1.14	423	2	0.00	2
HW Madre	108	-	-	-	-	-	-	-
HW Alto1a	109	5.5	445	1.37	361	79	0.24	64
Alto2 Lower	114	0.3	82	0.10	76	1	0.00	1
Subtotals Cata		45.2	388	1.33	308	565	1.93	447
Pozos	201	51.8	196	0.63	158	327	1.06	262
Subtotal Pozos		51.8	196	0.63	158	327	1.06	262
Bx	301	46.9	407	6.04	40	614	9.10	61
FW SW	302	39.9	268	4.25	9	343	5.45	12
FW A	303	29.7	188	1.92	71	180	1.84	68
FW B1	304	-	-	-	-	-	-	-
FW B2	305	2.2	180	2.88	5	13	0.20	0
FW B3	306	-	-	-	-	-	-	-
FW C	307	-	-	-	-	-	-	-
HW SW1	308	-	-	-	-	-	-	-
HW SW2	309	-	-	-	-	-	-	-
Subtotals SM		118.6	301	4.35	37	1,150	16.59	141
FW1	401	-	-	-	-	-	-	-
FW2	402	-	-	-	-	-	-	-
FW3	403	-	-	-	-	-	-	-
Main	404	16.9	143	0.57	108	78	0.31	59
HW1	405	-	-	-	-	-	-	-
HW2	406	-	-	-	-	-	-	-
E Splay	407	-	-	-	-	-	-	-
W Splay	408	-	-	-	-	-	-	-
Subtotals GTTO		16.9	143	0.57	108	78	0.31	59
Totals Indicated		232.6	283	2.66	122	2,119	19.89	910

Notes:

1.	CIM definitions were followed for Mineral Resources
2.	Indicated Mineral Resources are estimated at a cut-off grade of 50 g/t AgEq
3.	Gold-silver equivalence ratio for cut-off purposes was 60.8:1.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

4.	Prices of US$1,150/oz Au and US$17.67/oz Ag were used in calculations
5.	A minimum true width of 1.5 m was used for estimates
6.	Bulk density is 2.65 t/m3
7.	Totals may not agree due to rounding.
8.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14-20:	Measured plus Indicated Mineral Resources - Great Panther Silver Limited Guanajuato Project

		Tonnage	Grade g/t			Contained koz
Zone/Vein	Code	kt	AgEq	Ag	Au	AgEq	Ag	Au
Madre	101	59.3	442	1.58	346	842	3.01	659
Alto1	102	62.9	367	1.22	293	742	2.47	592
Alto1a	103	26.5	514	2.10	386	437	1.79	328
Alto2 Upper	104	13.7	722	2.30	582	319	1.02	257
Alto3	105	2.1	262	0.79	214	18	0.05	15
Contacto	106	5.0	296	0.85	244	48	0.14	39
FW Alto1	107	0.4	537	1.24	462	7	0.02	6
HW Madre	108	-	-	-	-	-	-	-
HW Alto1a	109	16.0	623	2.20	489	320	1.13	251
Alto2 Lower	114	1.0	85	0.16	76	3	0.00	2
Subtotals Cata		186.8	455	1.60	358	2,736	9.63	2,150
Pozos	201	136.1	239	0.83	188	1,044	3.62	824
Subtotal Pozos		136.1	239	0.83	188	1,044	3.62	824
Bx	301	76.0	428	6.44	37	1,047	15.74	90
FW SW	302	48.1	305	4.85	11	472	7.49	16
FW A	303	32.8	189	2.03	66	200	2.14	69
FW B1	304	-	-	-	-	-	-	-
FW B2	305	2.8	203	3.25	6	18	0.29	1
FW B3	306	-	-	-	-	-	-	-
FW C	307	-	-	-	-	-	-	-
HW SW1	308	-	-	-	-	-	-	-
HW SW2	309	-	-	-	-	-	-	-
Subtotals SM		159.6	338	5.00	34	1,737	25.67	176
FW1	401	-	-	-	-	-	-	-
FW2	402	-	-	-	-	-	-	-
FW3	403	-	-	-	-	-	-	-
Main	404	25.9	159	0.66	119	133	0.55	99
HW1	405	-	-	-	-	-	-	-
HW2	406	-	-	-	-	-	-	-
E Splay	407	-	-	-	-	-	-	-
W Splay	408	-	-	-	-	-	-	-
Subtotals GTTO		25.9	159	0.66	119	133	0.55	99
Totals Meas + Ind		508.5	346	2.41	199	5,649	39.46	3,250

Notes:

1.	CIM definitions were followed for Mineral Resources
2.	Measured and Indicated Mineral Resources are estimated at a cut-off grade of 50 g/t AgEq

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

3.	Gold-silver equivalence ratio for cut-off purposes was 60.8:1.
4.	Prices of US$1,150/oz Au and US$17.67/oz Ag were used in calculations
5.	A minimum true width of 1.5 m was used for estimates
6.	Bulk density is 2.65 t/m3
7.	Totals may not agree due to rounding.
8.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14-21:	Inferred Mineral Resources - Great Panther Silver Limited - Guanajuato Project

		Tonnage	Grade g/t			Contained koz
Zone/Vein	Code	kt	AgEq	Ag	Au	AgEq	Ag	Au
Madre	101	0.2	416	1.98	296	2	0.01	2
Alto1	102	0.0	363	0.98	303	0	0.00	0
Alto1a	103	0.3	411	0.96	353	4	0.01	3
Alto2 Upper	104	0.6	678	2.43	531	12	0.04	10
Alto3	105	-	-	-	-	-	-	-
Contacto	106	-	-	-	-	-	-	-
FW Alto1	107	1.7	476	1.12	408	26	0.06	22
HW Madre	108	0.3	1,047	3.88	811	12	0.04	9
HW Alto1a	109	0.6	306	0.82	256	6	0.02	5
Alto2 Lower	114	-	-	-	-	-	-	-
Subtotals Cata		3.7	524	1.55	430	62	0.18	51
Pozos	201	2.4	171	0.51	140	13	0.04	11
Subtotal Pozos		2.4	171	0.51	140	13	0.04	11
Bx	301	28.1	533	7.39	84	481	6.67	76
FW SW	302	3.5	342	5.48	9	38	0.61	1
FW A	303	12.8	260	2.48	109	107	1.02	45
FW B1	304	0.6	203	0.75	158	4	0.01	3
FW B2	305	0.1	226	3.62	6	1	0.01	0
FW B3	306	15.1	323	1.13	255	157	0.55	124
FW C	307	1.9	260	2.37	116	16	0.15	7
HW SW1	308	-	-	-	-	-	-	-
HW SW2	309	3.3	414	0.90	359	44	0.10	39
Subtotals SM		65.3	404	4.34	140	848	9.11	294
FW1	401	0.2	670	2.27	532	4	0.01	3
FW2	402	-	-	-	-	-	-	-
FW3	403	41.3	263	0.74	218	349	0.98	290
Main	404	110.1	346	1.34	265	1,224	4.73	937
HW1	405	0.1	259	0.81	210	1	0.00	1
HW2	406	0.1	646	2.89	470	1	0.01	1
E Splay	407	-	-	-	-	-	-	-
W Splay	408	-	-	-	-	-	-	-
Subtotals GTTO		151.8	324	1.17	252	1,580	5.73	1,231
Totals Inferred		223.2	349	2.10	221	2,503	15.06	1,587

Notes:

1.	CIM definitions were followed for Mineral Resources
2.	Cut-off grades are 145, 115, 150 and 180g/t AgEq for Cata, Pozos, SM and GTTO
3.	Gold-silver equivalence ratio for cut-off purposes was 60.8:1.

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4.	Prices of US$1,150/oz Au and US$17.67/oz Ag were used in calculations
5.	A minimum true width of 1.5 m was used for estimates
6.	Bulk density is 2.65 t/m3
7.	Totals may not agree due to rounding.
8.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

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15.0	MINERAL RESERVE ESTIMATES

No mineral reserve estimates were completed in this report. Mineral reserve estimates were completed as part of the Scott Wilson RPA report of 2010.

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16.0	MINING METHODS

Mine production since the commencement of operations by GPR is summarized in Table 16-1. GPR initially increased throughput (2007) but then refocused on increasing the feed grade (2008) with a resulting reduction in the feed tonnage. 2011 production throughput rose 17% over that of 2010, and the forecast for 2012 is for throughput to 200,000t (GPR news release dated March 12, 2012).

For the period from January 2011 to December 2011 the production tonnage was 30.07% from the Cata Clavo, 7.80% from Santa Margarita, 5.03% from Guanajuatito, 44.63% from Los Pozos, 3.34% from Promontorio, 3.63% from Rayas (pillar recovery), and 5.47% from San Ignacio (old dumps). Mining was carried out 6 days per week and, at 169,213 tonnes, averaged 550 tonnes per day during 2011. Mineral resource estimates in this report do not cover the production from the San Ignacio dumps, Rayas pillars, or Promontorio zone.

Table 16-1:	Guanajuato Production Figures - Great Panther Silver Limited - Guanajuato Mine

Year	2006	2007	2008	2009	2010	2011	Total
Tonnes	86,111	203,968	155,079	138,517	144,112	169,213	897,000
Oz Silver	105,480	521,225	848,083	1,019,751	1,019,856	959,490	4,473,885
Oz Gold	988	3,794	5,488	6,748	6,619	7,515	31,152

Source: GPR Annual reports for 2006 to 2010 inclusive, 2011 details from production records.

16.1	Cata Clavo Zones

Mining of the Cata Clavo is down to the 510 level where development and stoping are being carried out on the Veta Madre and Alto 1, 1a and 2 veins. In 2011 the Cata Clavo provided 30% of the mine production at a grade of 273g/t Ag and 1.11g/t Au.

Cata Clavo is a relatively steeply dipping structure that has been identified for mining from the 1590 elevation (510 level) to the 1665 elevation (435 level). The mining area is up to 100 m long and up to 10 m wide. The HW Madre, Contact, Alto 1, Alto 1a, FW Alto 1, HW Alto 1a, Alto 2 lower, and Alto 2 upper, and Alto 3 zones are located on the hanging wall side of the Cata Clavo Madre vein and the multiple zones are close to one another. In some areas, the combined Veta Madre to Alto 3 generates an overall width exceeding 30m. A cross section of the Cata Clavo is shown in Figure 16-1 and a level plan of the block model and wireframe is shown in Figure 16-2.

The Cata ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

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The ramp is approximately 3.5 metres by 3.5 metres and is supported by a combination of grouted rebar, wire mesh and straps as required. There are as many as 6 separate ore zones varying in widths from 2 to 8 metres with strike lengths of 20 to 80 metres.

The sequence of mining commences with the lateral development of the ore zones on sub- levels which are spaced 20 to 30 meters apart. Mining then progresses upwards from one sub-level to the next in four meter lifts using breasting to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, lateral development has been completed on the 510 meter level and mining of the first lift has commenced.

There are 1-boom, electric hydraulic jumbos for drilling, 3.5 and 4.0 - yard LHDs for mucking, and 10 and 18 - tonne trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer. For up to five meter roof spans, grouted rebar, rock bolt support is required. For spans over five meters but less than 9 metres, cable bolts are installed for additional support. Four metre long cable bolts are installed in holes drilled with the jumbo. For zones requiring spans of greater than 9 metres, permanent rock or concrete pillars are left.

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Figure 16-1:	Section Map 14 Cata with Wireframes and Block Model

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Figure 16-2:	Plan Map Cata 490 Level with Wireframes and Development

16.2	Los Pozos Zone

Development of Los Pozos was extended from the 275 to 385 level. There is still a partial lift above the 298 level which is to be mined in the future. Ore production from Los Pozos commenced in September 2009, and for 2011 contributed 44.6% of total production at an average grade of 205g/t Ag and 0.87g/t Au. The Los Pozos zone is up to 15m wide and up to 100m along strike. Access has been provided from the 275 level to the 390 level by a footwall ramp. A second ramp is being driven from the 390 level towards the 420 level. The ramp development was good with an even footwall and good ground conditions.

The Los Pozos deposit is a relatively steeply dipping structure that has been identified for mining from the 1825masl elevation (275 level) to the 1715masl elevation (385 level). A cross section of the Los Pozos deposit is shown in Figure 16-3 and a level plan of the block model and wireframe is shown in Figure 16-4.

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Los Pozos ore zone is being mined by mechanized cut and fill method. There is a ramp in the footwall which provides access to sublevels that are spaced approximately 35 m apart.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar and mesh as required. At each sublevel, a crosscut is driven across the zone followed by development along strike to the extents of the vein. The vein is then opened to its full width or, if the zone is too wide, to a maximum of 12 m wide. In wider zones, it is necessary to either install cable bolts and/or to leave pillars.

Mining then progresses upwards in three metre lifts using breasting to mine the ore. As ore is removed, waste fill is placed in the void. There are electric hydraulic jumbos for drilling, 3.5 and 4.0 - yard LHDs for mucking, and 10 t trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

The rock stability was assessed by Roland Tosney in 2010. For five metre widths at Los Pozos, only rock bolt support is required. For widths over five metres but less than 12 m, cable bolts are required for support. Four metre long cable bolts are installed in holes drilled with the jumbo. For zones over 12 m wide, it is necessary to leave a permanent pillar or to provide support which is longer than the four metre cable bolts.

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Figure 16-3:	Section Map 350N Los Pozos with Wireframes and Block Model

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Figure 16-4:	Plan Map Los Pozos 375 Level with Wireframes and Development

16.3	Santa Margarita Zones

The Santa Margarita gold rich vein has been explored by ramp development from the 390 level to the 435 level. The ramp has been driven from the 1710masl elevation (390 level) to the 1665masl elevation (435 level), and extended down to the 1625m elevation (475 level). Extraction is by cut and fill mining methods.

Santa Margarita has been producing ore since March 2009. Production for 2011 totalled 7.8% of that processed with an average grade of 25g/t Ag and 7.01g/t Au. A cross section of the Santa Margarita deposit is shown in Figure 16-5 and a level plan of the block model and wireframe is shown in Figure 16-6.

Santa Margarita is a gold rich deposit and a cut-off grade of 2.4g/t Au is used for this area. The Santa Margarita deposit is steeply dipping and narrow. Development of Santa Margarita has consisted of an exploration/production ramp driven on the zone.

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The Santa Margarita ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required. There is one main breccia ore zone plus vein stockwork ore zones located in the footwall. Typical ore widths are 2.0 to 5.0 meters. The main zone is over 150 metres long while the footwall stockwork zones are 20 to 50 metres long.

The sequence of mining commences with the lateral development of the ore zones on sub- levels which are spaced 20 or 40 meters apart. Depending on the ore widths, mining then progresses upwards from one sub-level to the next in 1.5 meter (narrow ore) or 3.0 meter lifts (wider ore) using uppers or breasting respectively, to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, lateral development is being conducted on the 455 and 475 meter levels while stoping is well established between the 435 and 390 meter levels.

Drilling is carried out with hand-held jack-leg drills in the narrow sections and with 1-boom, electric hydraulic jumbos in the wider zones. Mucking is by 2.0, 3.5 and 4.0 - yard LHDs and broken ore is trucked to the Cata shaft by 10 and 18 - tonne trucks. Ground support in the stopes is installed using stoppers or jack-legs and / or scissor lift trucks.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer.

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Figure 16-5:	Section Map 75S Santa Margarita with Wireframes and Block Model

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Figure 16-6:	Plan Map Santa Margarita 435 Level with Wireframes and Development

16.4	Guanajuatito Zones

Guanajuatito has been producing ore since 2006. Production for 2011 totalled 5% of that processed with an average grade of 178g/t Ag and 0.92g/t Au. Production was dominantly from the 1980masl elevation (120 level) with hanging-wall ramp completed to the 1940masl elevation (160 level) in 2011, and plans to continue the ramp to depth. A cross section of the Guanajuatito deposit is shown in Figure 16-7 and a level plan of the block model and wireframe is shown in Figure 16-8.

The Guanajuatito ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required. There is one main ore zone which is typically 1.5 to 4.0 meters wide and up to 100 meters long on strike.

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The sequence of mining commences with the lateral development of the ore zones on sub- levels which are spaced 40 meters apart. Mining then progresses upwards from one sub-level to the next in 1.5 meter lifts using uppers, to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, ramp access is being established to the 200 meter level while stoping is well established between the 160 and 120 meter levels.

Drilling is carried out with hand-held jack-leg drills in the narrow sections. Mucking is by 2.0, 3.5 and 4.0 - yard LHDs and broken ore is hauled from the mine by 10 tonne highway trucks to the processing plant. Ground support in the stopes, grouted rebar, is installed using stopers or jack-legs.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer.

Figure 16-7:	Section Map 2800N Guanajuatito with Wireframes and Block Model

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Figure 16-8:	Plan Map Guanajuatito 270 Level with Wireframes and Development

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17.0	RECOVERY METHODS

The process flow sheet for the Cata plant is illustrated in Figure 17-1. The three stage crushing plant is designed to produce ball mill feed that is less than 3/8 inch in size. Run-of-mine ore is passed through a grizzly, into the 1,000 tonne coarse ore bin. Oversize is broken manually or with a backhoe-mounted rock-hammer. The coarse ore is minus 18 in. material. From the bin the ore is taken by an apron feeder and over vibrating grizzly to the Pettibone (24" by 36") primary jaw crusher. The jaw crusher is set to four inches. There is also a second 500 tonne capacity coarse ore bin that feeds a separate, smaller crusher so that materials can be kept separate if desired.

The jaw crusher product and the undersize from the vibrating grizzly is sent to the Symons (4 ft. standard head) secondary cone crusher, which further reduces the particle size to minus one inch. The secondary crusher product is conveyed to the Allis Chalmers (6 x 16 ft.) vibratory screen, where material, passing through the half-inch mesh, is conveyed to the fine ore bins. Oversize from the screen is fed to the Symons (5.5 ft. short head) tertiary cone crusher, with a design product size of one quarter inch. The tertiary crusher operates in closed circuit with the vibratory screen. The fine ore bin has a total capacity of 2,500 tonnes. Ore from the fine ore bins is conveyed to one of three Denver (7 x 14 ft.) ball mills operating in parallel.

The grinding section is designed to reduce the fine ore to slurry with a particle size of 68% passing 74 microns to liberate the sulphide minerals containing the gold and silver from the waste minerals.

The flotation section has been greatly improved with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells.

Now the flotation products of these cells are sent according to their quality to cleaning cells or recirculated with scavenger products and cleaner tails for regrinding, after the step of cleaning the concentrate is sent to the concentrate thickener section and filtered to remove excess water, leaving finally an average humidity of 11% and so is sent to the point of sale according to existing contracts. These modifications have been key to improvements in metallurgical recoveries.

In addition GMC have installed a small mill for regrinding (April, 2012), the middlings products, i.e. cleaning cell tails together with the scavenger products, are reground to liberate the valuable sulphides before being recirculated to the head of the flotation circuit. It should improve over the current levels of metal recovery.

The plant made several improvements seeking better working environment, safer conditions, improvements to the environment, and of course more efficient operation, including 1) Installation of a new electrical substation, 2) Total change of electrical

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cables that were in poor condition, and 3) New tailings pumping system to the tailings dam (fully instrumented), using a single pump station and replace the old system with five pumping stations. This will help prevent potential damage to the environment, and lead to significant savings of electric energy.

Other projects for 2012 are underway to continue the improvements, including installation of a new double bed screen of 6 x 20 feet, as well as tertiary crusher to replace the current 5.5 feet for a new Norberg HP300, both projects should be completed in the third quarter and should bring further efficiencies to the process.

Figure 17-1:	Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant

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18.0	PROJECT INFRASTRUCTURE

The surface and underground infrastructure at the Guanajuato Mine includes the following:

  Extensive underground workings from surface to approximately 600m below surface including multiple shafts and adits from surface as well as internal shafts and ramps.

  Two main shafts, the Rayas, for men and materials, and the Cata shaft, for rock hoisting.

  A nominal 1,200tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit.

  A tailings storage facility.

  Connection to the national grid for the supply of electric power.

  Conventional and mechanized underground mining equipment.

  Mine, geology, processing, and administrative offices in several locations. A shaft and ramp from surface as well as internal ramps and drives linking to adjacent mines.

  Conventional and mechanized underground mining equipment.

  Connection to the national grid for the supply of electrical power.

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19.0	MARKET STUDIES AND CONTRACTS

19.1	Market Studies

The principal commodities at the GMC are iron sulphide concentrates containing gold and silver. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world, and traders who purchase such concentrates.

19.2	Contracts

The GMC is an operating mine using contract employees and contracted services under the direction of company employed management. There are a number of contracts in place for:

Diamond drilling in the mine (two separate contractors)

Fifteen contracts for the supply of labour and services in the mines and plant with seven to 132 contractors covered under the contracts

SGS contract laboratory on the site

SGS for representation at Manzanillo and Veracruz for concentrate shipments

Sales of concentrates to traders and at times to smelters

The mine maintenance contract is a fixed monthly fee plus a cost per unit operating hour for the underground equipment for servicing and repairs. There are equipment availability targets in the contract. Other maintenance contracts are based upon a cost per man-day.

Mining contracts include unit costs for development, stoping, and haulage plus daily costs for ancillary personnel. Some of the contracts have similar payment schedules and others are for support costs such as ditching and installation of pipes. Several of the mining contracts include rates for the rental of LHDs.

Security personnel are contracted based upon a daily rate per man-day for security personnel.

The SGS contract for laboratory services on site is based on a fixed monthly cost for the first 9,115 analyses and an additional cost for analyses in excess of 10,027 analyses per month, with cost adjustments related to currency exchange rates.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

GMC operates under the same permissions as the Cooperative since the property was acquired in 2005. The tailings storage facility is operated in accordance with federal laws and GMC works closely with Procuraduria Federal de Proteccion al Ambiente (Profepa), the Federal office for environmental protection.

GMC has entered into the National Environmental Audit program, a voluntary audit, where the primary objective is to identify, evaluate, and control risk to the environment. This audit led to an extensive action plan which was agreed between GMC and the environmental authorities. Progress reports are provided by GPR on a quarterly basis. Successful completion of the audit action plan will result in GPR receiving the Clean Industry Certificate.

GMC has an environmental department and carries out regular monitoring and reclamation work on the site, as well as coordinating permit application matters for activities such as exploration work in new areas.

20.1	Reclamation Closure

While there is no fund set aside for closure, such as a bond, the cost for closure was estimated independently (in Mexico) to be $400,000 and "in house" at US$1,000,000. Management uses the US$1,000,000 cost for accounting for asset retirement obligations.

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21.0	CAPITAL AND OPERATING COSTS

Capital and operating budgets are prepared for each year for eth GMC by mine staff. These budgets are continuously reviewed against production to ensure profitability. For the 2011 operating year the average cost of production was USD$97.17 per tonne (Table 21-1) which included plant, administration and mining costs.

Table 21-1:	2011 Cost Report for GMC

Plant: USD21.15 per tonne
Admin: USD23.92 per tonne
Mining: USD51.10 per tonne
TOTAL Unit costs: USD96.17 per tonne

Unit costs of production by mine area vary significantly from area to area as show in Table 21-2.

Table 21-2:	2011 Unit Costs by Mine Area for GMC

Cata: USD65.96 per tonne
Rayas: USD36.50 per tonne (Inc. Los Pozos; Santa Margarita; and Non-Resource pillar recovery)
Guanajuatito: USD124.19 per tonne

The GMC is operated with contractors under the supervision of GPR management personnel. The contractors and management personnel are engaged by service companies that provide their services to the underlying owner of the mineral properties. At the end of July 2011, there were 46 management personnel and 637 contractors at the site. There are fifteen separate contractors who provide labour and services for the mining and processing operations.

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22.0	ECONOMIC ANALYSIS

This section has been excluded, as per securities regulations, as the GMC is in operation and Great Panther Silver Limited is a producing issuer.

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23.0	ADJACENT PROPERTIES

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and GPR's holdings encompass some of the more historically significant sections of that system. There are other important past and present producers on the Veta Madre, and surrounding vein structures. The Torres Mine Property, formerly operated by Peñoles, borders GPR's ground to the south. Endeavour Silver Corp. (Endeavour) operates the Cebada, Bolañitos, Golodrinas, and Asuncion mines, as well as a 500 tpd concentrator at Bolañitos (Micon, 2010). Cebada is located along the Veta Madre immediately northwest of the Guanajuatito mine, while the other mines are located on the Veta La Luz system, approximately five kilometres to the west-northwest. Production from this operation in 2010 is reported on Endeavour's web site to have been 837,000 oz Ag and 11,675 oz Au. AurRico Gold Inc. operates the El Cubo Mine, located on the Veta de la Sierra some five kilometres southeast of Rayas. Ore from El Cubo is processed in the Torres mill facility under a lease agreement with Peñoles (Glen R. Clark & Associates Inc., 2009).

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24.0	OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25.0	INTERPRETATION AND CONCLUSIONS

  The drill sampling and logging employed by GPR are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.

  The chip samples are lower in quality than the drill samples owing to the method used in obtaining them.

  The assaying is being conducted in a competent manner, using conventional methods that are commonly used in the industry. The performance of the laboratory is monitored by both internal and external Quality Assurance/Quality Control (QA/QC) samples.

  After corrections the database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.

  The geology includes the juxtaposition of Oligocene age sediments and volcanics onto Mesozoic age sediments and intrusive rocks along the "Veta Madre", a 25km long northwest trending ~45 degree south west dipping normal fault with associate intrusive dykes.

  Mineralization occurs in structurally complex multi-generational vein quartz dominated stock-work and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100 to 1500masl elevations (surface to the deepest levels drilled) in the GMC. As such, potential to find further mineralization both laterally and vertically below know precious metal mineralization zones is deemed excellent by the author.

  Measured and Indicated Mineral Resources are estimated to contain 508,500 tonnes grading 2.41g/t Au and 199g/t Ag plus Inferred Mineral Resources estimated to contain 223,200 tonnes grading 2.10g/t Au and 221g/t Ag.

  Total Measured and Indicated Mineral Resources increased modestly over the previous year reflecting exploration keeping abreast of mining depletion. Inferred Mineral Resources had notably less gold as the Santa Margarita inferred resource of the last resource estimation were converted to measured and indicated resource in this report, and the newly added inferred resources from Guanajuatito are silver dominant.

  There is potential for further additions to the mineral resources estimates both in the zones estimated in this report and through diligent exploration. The exploration is presently better defining the Cata, Los Pozos, and Santa Margarita zones, as well as locating new areas of mineralization north of Guanajuatito zone, and in the Valenciana and Rayas shaft areas.

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  Mining operations are underway on the Guanajuatito, Promontorio, Cata Clavo, Rayas and Santa Margarita, and Los Pozos deposits using mechanized equipment in the stopes and rail haulage to move ore to the Cata shaft for hoisting to surface. At Guanajuatito and Promontorio ore is hauled to surface by rubber tired trucks. The equipment and mining methods are considered to be appropriate for the deposits.

  The Cata plant is a flotation plant which has a nominal capacity of 1,200tpd. The plant operates three to four days per week, with an overall average rate of approximately 550pd. Metallurgical recovery has been 90.4% for silver and 91.5% for gold. Flotation concentrates are shipped to ports or to smelters in Mexico.

  Process improvements were implemented including the addition and replacement of flotation cells and an overhaul of the concentrate thickener.

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26.0	RECOMMENDATIONS

Recommendations are that:

  GPR continues mining operations at the Guanajuatito deposit.

  GPR continues exploration activities in current and other prospective areas to extend the mine life. The 2012 drilling budget of GPR of 29,000m is sufficient to this end, and on an annual basis.

June 2012	Page 26-1

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

27.0	REFERENCES

Barclay, W.A., 2006, Preliminary structural geology at the Mina San Vicente and part of the contiguous surface area, Guanajuato, GTO, Mexico. Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated July 17, 2006: 24pp + figures.

Barclay, W.A., 2007, CONTINUED STRUCTURAL GEOLOGY at MINA SAN VICENTE, LEVEL 100 NTE; Guanajuato, GTO, Mexico; Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated January 9, 2007: 7pp + figures

Cavey, G., and Gunning, D., 2005, Technical Report on the Santa Fe Project Guanajuato, Mexico For Great Panther Resources Limited, October 14, 2005, internal report to Great Panther Resources Limited, 50 pp.

Drilling Contract - Energold, September 1, 2009.

Drilling Contract - Landrill, January 18, 2010.

Drilling Contract - HD Drilling, January 25, 2010.

Glen R. Clark & Associates Limited, 2009, Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, prepared for Gammon Gold Inc. (October 15, 2009), 90 pp.

Great Panther Silver Limited Annual Reports for 2006 to 2010, inclusive. GPR Corporate Presentation November 2010 [PowerPoint slides]. Retrieved from http://www.greatpanther.com/ November 17, 2010.

Great Panther Silver Limited. (2010). Guanajuato Mine Complex item: Exploration Program & Resource Estimate. Retrieved from http://www.greatpanther.com; November 22, 2010.

Guanajuato Site Monthly production reports.

Ferrari, L., Pasquarè, G., Venegas-Salgado, S., Romero-Rios, F., 1999, Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block, Geological Society of America Special Paper 334, 19 pp.

June 2012	Page 27-1

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

JRT Geoengineering, October 2008, Site Inspection report and Review of Mining Geotechnics.

D. Moncada, S. Mutchler, A. Nieto, T.J. Reynolds, J.D. Rimstidt, R.J. Bodnar, 2011, Mineral textures and fluid inclusion petrography of the epithermal Ag-Au deposits at Guanajuato, Mexico: Application to exploration; Journal of Geochemical Exploration 114 (2012) 20-35.

Daniel Moncada, Robert J. Bodnar, 2012, Gangue mineral textures and fluid inclusion characteristics of the Santa Margarita Vein in the Guanajuato Mining District, Mexico; in Central European Journal of Geosciences, DOI: 10.2478/s13533 -011-0057-8, 12 pp.

Micon International Limited, 2010, NI43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico (March 15, 2010), prepared for Endeavour Silver Corp., 175 pp.
Onsite Laboratory Contract, November 27, 2009.

Rennie, D. W., Bergen, R. D., 2011, TECHNICAL REPORT ON THE GUANAJUATO MINE, GUANAJUATO STATE, MEXICO, SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC. (January 31, 2011)

Stewart, M., 2006, 2006 report on surface mapping - lithostratigraphy, geology and structure of the Guanajuato area: results of mapping and analysis. Internal report for Great Panther Resources Limited, dated March 2006: 26pp+appendices.

Wardrop Engineering., 2009a, Topia Mine Project Resource Estimate for the Argentina Veins, prepared for Great Panther Resources (October 14, 2009).

Wardrop Engineering., 2009b, Technical Report on the Cato Clavo Zone, Guanajuato Mine Property, Mexico, prepared for Great Panther Resources (October 14, 2009).

June 2012	Page 27-2

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

28.0	DATE AND SIGNATURE PAGE

This report titled "NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31st, 2012" and dated June 26, 2012 was prepared and signed by the following author:

"Robert F. Brown"

Dated at Vancouver, B.C.	Robert F. Brown, P. Eng.

June 26, 2012	V.P. Exploration, Great Panther Silver Limited

June 2012	Page 28-1

29.0	CERTIFICATE OF A QUALIFIED PERSON

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as the author of this report titled "NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31, 2012" prepared for Great Panther Silver Limited., dated June 26, 2012 do hereby certify that;

1. I am a graduate of the Queen's University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2. I am presently employed as VP Exploration for Great Panther Silver Limited.

3. I have been employed in my profession by various companies since graduation in 1975.

4. I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5. I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I have visited the Guanajuato Mine on numerous occasions since 2006 most recently between February 20 - March 2, 2012 and April 10-14, 2012.

7. I am the author responsible for all of the sections of this report utilizing data supplied by the mine listed in the References section of this report.

8. To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9. I am not independent of Great Panther Silver Limited as defined in Section 1.4 of NI 43-101 as I was appointed VP Exploration in April of 2004.

10. I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

"Robert F. Brown"

Robert F. Brown, P. Eng. B.C.

DATED at Vancouver, British Columbia, this 26th day of June, 2012